Exhibit 2.1

STOCK PURCHASE AGREEMENT

by

and

between

Snowboard Acquisition Corporation

and

The McClatchy Company

Dated December 26, 2006

i

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		27

5.1	Organization.	27
5.2	Corporate Authority Relative to this Agreement; No Violation.	27
5.3	Investigations; Litigation.	28
5.4	Finders or Brokers.	28
5.5	Investment Intent.	28
5.6	Solvency.	28
5.7	Financing.	29

ARTICLE 6 COVENANTS		29

6.1	Conduct of Business by the Acquired Companies.	29
6.2	Access to Information; Confidentiality.	33
6.3	Mutual Efforts.	33
6.4	Tax Matters.	36
6.5	Public Announcements.	38
6.6	Transaction Costs.	39
6.7	Retention of and Access to Records.	39
6.8	Notifications.	39
6.9	Payments.	40
6.10	Cooperation in Post-Closing Litigation.	40
6.11	Inter-company Liability.	40
6.12	Non-Compete; Non-Solicit.	40
6.13	Environmental Insurance Policy.	41

ARTICLE 7 EMPLOYMENT MATTERS		42

7.1	Employees.	42
7.2	Welfare Plans.	42
7.3	Severance, Stay Bonus, Bonus and Incentive Plans.	43
7.4	Employee Stock Purchase Plans.	44
7.5	Pension Plans.	44
7.6	Savings Plans.	44
7.7	Post-Retirement Benefit Liabilities.	44
7.8	Seller Retention of Liabilities.	45
7.9	Long Term Disability.	45
7.10	Life Insurance.	45
7.11	Vacation.	46
7.12	Collective Bargaining Agreements.	46
7.13	WARN Act.	46
7.14	Cooperation.	46
7.15	Post-Closing Date Participation.	46
7.16	General.	46

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS		47

8.1	Conditions to Each Party’s Obligation.	47

8.2	Conditions to Obligations of Buyer.	47
8.3	Conditions to Obligations of Seller.	48

ARTICLE 9 TERMINATION		48

9.1	Termination.	48
9.2	Effect of Termination.	49

ARTICLE 10 INDEMNIFICATION; REMEDIES		49

10.1	Survival.	49
10.2	Indemnification by Buyer.	50
10.3	Indemnification by Seller.	50
10.4	Notice of Claims.	50
10.5	Procedure for Indemnification — Third Party Claims.	50
10.6	Limitations on Indemnification.	52
10.7	Exclusive Remedy.	54

ARTICLE 11 GENERAL PROVISIONS		55

11.1	Notices.	55
11.2	Certain Definitions.	55
11.3	Interpretation.	56
11.4	Counterparts.	56
11.5	Entire Agreement; Third-Party Beneficiaries.	57
11.6	Governing Law.	57
11.7	Assignment.	57
11.8	Nondisclosure.	57
11.9	Amendments; Waiver.	58
11.10	Enforcement.	58
11.11	Severability.	58

EXHIBITS

EXHIBIT A	Performance Guarantee
EXHIBIT B	Assignment and Assumption Agreement
EXHIBIT C	Transition Services Agreement

SCHEDULES

SCHEDULE A	Acquired Companies
SCHEDULE B	Transferred IP
SCHEDULE C	Publications
SCHEDULE D	Websites
SCHEDULE E	Excluded Assets
SCHEDULE F	[Intentionally Omitted]
SCHEDULE G	Current Assets
SCHEDULE H	Current Liabilities

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (“Agreement”) is made as of December 26, 2006, by and between Snowboard Acquisition Corporation, a Delaware corporation (“Buyer”), and The McClatchy Company, a Delaware corporation (“Seller”).

RECITALS

WHEREAS, Seller and/or its Subsidiaries (as defined below) own all of the issued and outstanding shares of capital stock of each of the entities set forth on Schedule A hereto (the “Acquired Companies” and each an “Acquired Company”) and certain Internet domain names, trademarks and (all goodwill associated therewith) and other intellectual property related thereto listed on Schedule B hereto (the “Transferred IP”) and are subject to certain liabilities relating solely to the business of operating the newspapers and publications listed on Schedule C hereto, the websites listed on Schedule D hereto, the other operations of the Acquired Companies and other related activities (collectively, the “Business”).

WHEREAS, Seller desires to sell, or cause its Subsidiaries to sell to Buyer, and Buyer desires to purchase from Seller or such Subsidiaries all of the issued and outstanding shares of capital stock of the Acquired Companies owned by Seller and its Subsidiaries (the “Shares”) and Seller desires to sell, or cause its Subsidiaries to sell to Buyer, and Buyer desires to purchase from Seller or such Subsidiaries or to have contributed to an Acquired Company all right, title and interest of Seller and its Subsidiaries to the Transferred IP, and in connection therewith, Buyer has agreed to assume certain liabilities relating primarily to the Business, all upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, concurrently herewith, Avista Capital Partners GP, LLC has delivered a letter agreement to Seller, which is in the form attached hereto as Exhibit A (the “Performance Guarantee”), pursuant to which such entity has guaranteed the obligations of Buyer hereunder, on the terms and subject to the conditions set forth therein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows.

ARTICLE 1

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.1:

“Acquired Employees” — current or former employees, directors or consultants of the Acquired Companies and J. Keith Moyer.

“Ancillary Agreements” — the Assignment and Assumption Agreement, the Financing Commitment Letter, the Transition Services Agreement, and the instruments described in clause (iv) of Section 2.6(a).

“Asbestos Disposal Costs” — the costs of encapsulating, removing or disposing of any asbestos-containing materials present in the buildings located, as of the Closing Date, at any Acquired Company Real Property.

“assets” — all properties, assets, rights (contractual or otherwise) and claims, whether personal, tangible or intangible.

“Business Facilities” — all Acquired Company Real Property and any property formerly owned, leased or operated by the Acquired Companies or any predecessor thereof, including any improvements or soil thereon and any groundwater thereunder.

“Business Intellectual Property” — all Intellectual Property owned, used or held by the Acquired Companies for use in the Business as conducted as of the date hereof.

“Closing Date” — the date and time as of which the Closing actually takes place.

“COBRA” — the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Contract” — any legally binding agreement, arrangement, plan, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Environmental Liabilities” — any and all costs, damages or Liabilities arising in connection with the Business or any activities or operations occurring or conducted at the Acquired Company Real Property or any property formerly owned, leased or operated by the Acquired Companies or any predecessor thereof, including any improvements thereon and any groundwater thereunder, whether or not disclosed pursuant to Schedule 3.6 hereof, which arise out of or relate to the occurrence or existence, on or prior to the Closing Date, of (i) the presence, or any Release or Remediation, of Hazardous Substances, including on, in or into the soil, surface water or groundwater, and including Asbestos Disposal Costs, (ii) the handling, transport, use, generation, storage, disposal, treatment, emission, recovery or recycling of any Hazardous Substances, (iii) the violation of or liability under any Environmental Law or permit issued pursuant to such Environmental Law or (iv) any third party claim or Proceeding relating to any of the foregoing.

“Exchange Act” — the Securities Exchange Act of 1934.

“Excluded Assets” — the assets of the Acquired Companies set forth on Schedule E hereto.

“Governmental Entity” — any Federal, state or local government or any court, administrative agency, bureau, commission, department or other authority of any domestic or foreign government or any arbitrator in any case that has jurisdiction over an applicable party or any of its properties or assets.

“Indebtedness” — with respect to any person, without duplication, (i) the principal and accrued interest in respect of (A) indebtedness of such person for money borrowed, (B) notes or other similar instruments, (C) any indebtedness evidenced by any note, bond, debenture or other debt security, and (D) any commitment by which a person assures a creditor against loss (including contingent reimbursement obligations); (ii) all obligations of such person under leases required to be capitalized in accordance with GAAP; and (iii) all obligations of the type referred to above for the payment of which such person is liable, directly or indirectly, as guarantor or otherwise.

“Intellectual Property” — all intellectual property rights and related priority rights, arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including: (i) all patents and patent applications, including all continuations, divisionals, continuations-in-part and provisionals and patents issuing thereon, and all reissues, reexaminations, substitutions, renewals and extensions thereof (collectively, “Patents”); (ii) all trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof; (iii) all Internet domain names; (iv) all copyrights, works of authorship and moral rights, and all registrations, applications, renewals, extensions and reversions thereof; and (v) all confidential and proprietary information or non-public discoveries, concepts, ideas, research and development, technology, software, know-how, formulae, inventions, trade secrets, compositions, processes, techniques, technical data and information, procedures, designs, drawings, specifications, databases, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents.

“IRC” — the Internal Revenue Code of 1986, as amended from time to time, or any successor law.

“IRS” — the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Liability” — any direct or indirect debt, obligation or liability of any kind or nature, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted, or known or unknown.

“Prime Rate” — the interest at the rate publicly announced from time to time by Bank of America as its prime rate per annum.

“Proceeding” — any action, inquiry, proceeding, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before any Governmental Entity.

“Release” — any release (including any continuous release) or threatened release, spill, leaching, leaking, injection, emitting, disposing, depositing, escaping, dumping or discharge.

“Remediation” — assessment (including health or risk assessment), reporting, investigation, quantification, monitoring, mitigation, remediation, abatement, removal, disposal, study (including feasibility study), treatment, characterization, sampling, encapsulation, neutralization or immobilization of any Hazardous Substance.

“Representative” — with respect to a particular person, any director, officer, employee, agent, consultant, or other representative of such person, including legal counsel, accountants, financial advisors and lenders.

“Restricted Territory” means the State of Minnesota and the Wisconsin counties of Polk, St. Croix, Pierce, Pepin, Burnett, Washburn, Barron and Dunn.

“SEC” — the Securities and Exchange Commission.

“Seller Entities” —Seller and its Subsidiaries (other than the Acquired Companies).

“Seller Indemnified Environmental Liabilities” — all Environmental Liabilities, excluding the following: (i) costs, damages and Liabilities relating to the existence of lead paint or mold in, on, or incorporated into the improvements on any Business Facility (except to the extent such conditions represent a current violation of Law); (ii) costs, damages and Liabilities for loss of property value of any Acquired Company Real Property arising as a result of such Environmental Liabilities; and (iii) costs, damages and Liabilities arising out of the clean-up, removal, treatment, or remediation of any contamination of the soil or groundwater to the extent such actions are not reasonably required to be incurred pursuant to Environmental Laws, by any Governmental Entity or to obtain, if routinely provided by a Governmental Entity having jurisdiction over the Remediation, a “no further action” or similar written determination indicating that, with only customary exceptions, no additional Remediation is required to be completed at the relevant property to permit the intended use of such property or as a result of any Proceeding.

1.2 Other Definitions. The following terms are defined in the sections indicated:

Term	Section
Acquired Companies	Recitals
Acquired Company	Recitals
Acquired Company Real Property	3.13
Acquired Material Lease	3.13
affiliates	11.2(b)
Agreement	Preamble
Assignment and Assumption Agreement	2.6(a)(ii)
Assumed Liabilities	2.2(b)
Basket	10.6(a)
Benefit Plans	3.7(a)
Business	Recitals
Business Balance Sheet	3.3
business day	11.2(e)
Business Employee	3.7(a)
Business Employees	3.7(a)
Business Financial Statements	3.3
Business Material Adverse Effect	3.1
Business Material Contracts	3.14(a)
Buyer	Preamble
Buyer Approvals	5.2(b)
Buyer Benefit Plan	7.1
Buyer Closing Certificates	2.6(b)(ii)
Buyer Disclosure Schedules	Article 5
Buyer Indemnified Parties	10.3
Cap	10.6(c)
Closing	2.5
Closing Working Capital	2.3(b)(ii)
Confidentiality Agreement	6.2(b)
control	11.2(b)
controlled by	11.2(b)
Controlled Group Liability	3.7(h)
Coverage	7.2(a)
End Date	9.1(c)
Environmental Insurance Policy	6.13
Environmental Law	3.6(b)
ERISA	3.7(a)
Excluded Liabilities	2.2(c)
Financing	5.7
Financing Commitment Letter	5.7
GAAP	3.3
Hazardous Substance	3.6(c)
HSR Act	4.2(b)
Income Taxes	2.3(b)(ii)

Term	Section
Indemnified Party	10.4
Indemnifying Party	10.4
Independent Accountant	2.3(b)(iv)
knowledge	11.2(d)
Law	3.5(a)
Laws	3.5(a)
Lien	4.2(c)
Losses	10.2
New Pension Plan	7.5
Notice of Disagreement	2.3(b)(iv)
PBGC	3.7(g)(iii)
Performance Guarantee	Recitals
Permitted Lien	4.2(c)
person	11.2(c)
Pre-Closing Income Tax Return	6.4(b)
Pre Closing Tax Period	6.4(a)
Property Taxes	6.4(a)
Purchase Price	2.3(a)
Regulatory Law	6.3(d)
Securities Act	4.2(b)
Seller	Preamble
Seller Approvals	4.2(b)
Seller Closing Certificates	2.6(a)(iii)
Seller Disclosure Schedules	Article 3
Seller Indemnified Parties	10.2
Seller Permits	3.5(b)
Seller Purchase Plan	7.4
Seller Savings Plans	7.6
Shares	Recitals
Statement of Working Capital	2.3(b)(ii)
Straddle Period	6.4(a)
Subsidiaries	11.2(a)
Successor Welfare Plans	7.2(a)
Survival Period	10.1
Tax Contest	6.4(b)
Taxes	3.10(b)
Tax Return	3.10(b)
Termination Date	6.1(a)
Transferred IP	Recitals
Transfer Taxes	6.6
Transition Services Agreement	2.6(a)(vi)
under common control with	11.2(b)

Term	Section
Union Employee	7.1
Union Employees	7.1
WARN Act	3.11
Working Capital	2.3(b)(i)

ARTICLE 2

SALE AND TRANSFER OF SHARES AND TRANSFERRED IP; CLOSING

2.1 Purchase and Sale of Shares and Transferred IP; Excluded Assets.

(a) Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, at the Closing, Seller will sell and transfer (and/or will cause one or more other Seller Entities to sell and transfer) the Shares to Buyer free and clear of all Liens (other than restrictions imposed by applicable securities laws), and Buyer will purchase such Shares from Seller and/or one or more other Seller Entities.

(b) Transfer of Transferred IP. Subject to the terms and conditions of this Agreement, at or prior to the Closing, Seller shall sell and transfer (and/or will cause one or more other Seller Entities to sell and transfer) all of the Seller Entities’ right, title and interest in and to the Transferred IP to an Acquired Company or to Buyer (the “IP Transfer”). No later than 30 calendar days following the execution of this Agreement, Seller shall deliver to Buyer for Buyer’s review and approval, which approval shall not be unreasonably delayed, withheld or conditioned, a detailed description of the proposed structure for the IP Transfer (the “IP Transfer Proposal”), which proposal shall be made based on the tax consequences to Seller of such transfer, as such consequences may be determined by Seller in its sole discretion, and not for the purpose of depriving Buyer or an Acquired Company of any tax benefit. For purposes of this Section 2.1(b), the parties agree that it shall not be unreasonable for Buyer to withhold approval for the IP Transfer Proposal if it would adversely affect Buyer or an Acquired Company, provided that any IP Transfer Proposal shall not be considered to have an adverse effect on Buyer or an Acquired Company solely because it adversely affects the tax basis of the Transferred IP or the utilization of such basis by Buyer or an Acquired Company, and provided further that Buyer shall be deemed to have approved the IP Transfer Proposal to the extent it provides for (x) transfer of the Transferred IP by way of distribution of the Transferred IP to an Acquired Company in redemption of the shares in McClatchy Management Services, Inc. held by that Acquired Company prior to the Closing or (y) a direct sale of the Transferred IP to Buyer at the Closing. Seller shall be responsible for all costs associated with any transfer or distribution of the Seller Entities’ right, title and interest in and to the Transferred IP pursuant to this Agreement, including any Taxes attributable thereto.

(c) Excluded Assets. Notwithstanding anything herein to the contrary, Seller or any of its Subsidiaries (including the Acquired Companies) shall be permitted, prior to the

Closing, to cause any or all of the Acquired Companies to transfer to Seller, any Seller Entity or any other party or to otherwise distribute, cancel or have redeemed (and thereby to not directly or indirectly sell or transfer to Buyer) any Excluded Assets.

2.2 Assumption of Liabilities.

(a) Assumption. Upon the terms and subject to the conditions set forth herein, at the Closing and effective as of the Closing Date, Buyer shall assume from the Seller Entities (and therefore agree to pay, perform and discharge), and the Seller Entities shall irrevocably convey, transfer and assign to Buyer, all of the Assumed Liabilities.

(b) Definition of Assumed Liabilities. For all purposes of and under this Agreement, the term “Assumed Liabilities” shall mean all Liabilities of any of the Seller Entities specifically set forth below to the extent such Liabilities arise primarily out of or relate primarily to the operation of the Business, including the Liabilities set forth below, but specifically excluding the Excluded Liabilities:

(i) Liabilities of the Seller Entities to the extent and in the dollar amounts reflected in the Business Financial Statements related to the Business and similar Liabilities incurred after the date of the Business Financial Statements in connection with the operation of the Business in the ordinary course consistent with past practice (including any Liabilities related to workers compensation for any Acquired Employees);

(ii) Liabilities for Taxes that are the responsibility of Buyer pursuant to Section 6.4 or 6.6;

(iii) Liabilities of the Seller Entities arising out of or in connection with any Proceedings set forth on Section 3.11 of the Seller Disclosure Schedules and any Liabilities related to workers compensation for any Acquired Employees for all periods on or after the Closing Date;

(iv) Liabilities of the Seller Entities for any obligation to make severance payments to any Acquired Employee as set forth in any employment agreement or other Contract between Seller and any such Acquired Employee or in any collective bargaining agreement, to the extent such Liabilities are required to be assumed by Buyer pursuant to Article 7 hereof;

(v) Liabilities of the Seller Entities for all accrued vacation and sick time of all Acquired Employees, to the extent such Liabilities are required to be assumed by Buyer pursuant to Article 7 hereof;

(vi) all Liabilities assumed or to be performed by Buyer pursuant to Article 7 hereof;

(vii) Environmental Liabilities; and

(viii) Liabilities under all employment agreements, other Contracts between any Seller Entity and any Acquired Employee, and collective bargaining agreements to the extent covering any Acquired Employees, including all employee benefit plans or other arrangements required under any such collective bargaining agreement or otherwise negotiated prior to Closing with the union that is a party thereto, in each case to the extent such Liabilities are required to be assumed by Buyer pursuant to Article 7 hereof.

(c) Definition of Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Section 2.2 or elsewhere in this Agreement, Buyer shall not assume, and Seller agrees that Buyer shall not be liable or otherwise responsible for, the following Liabilities, whether such Liabilities are Liabilities of the Acquired Companies or of the Seller Entities (the Liabilities referred to in clauses (i) through (v) of this Section 2.2(c), collectively, the “Excluded Liabilities”):

(i) Liabilities of the Acquired Companies or the Seller Entities in respect of transaction costs payable by Seller pursuant to Section 6.6;

(ii) Liabilities of the Seller Entities after the Closing in respect of services to be provided to Buyer and its Subsidiaries under the Transition Services Agreement;

(iii) Liabilities of any Seller Entity with respect to Indebtedness;

(iv) Liabilities for Taxes that are the responsibility of Seller pursuant to Section 6.4;

(v) Liabilities of Seller owed to Buyer (or, pursuant to Article 10, any Buyer Indemnified Parties) as a result of any breach of this Agreement by Seller;

(vi) Liabilities which are assumed or retained by Seller and any Liabilities of Seller, in each case, pursuant to Article 7; and

(vii) Liabilities with respect to the Transferred IP that are the responsibility of Seller pursuant to Section 2.1(b).

2.3 Consideration for the Shares and Transferred IP.

(a) Subject to the adjustments in Section 2.3(b), the aggregate consideration (the “Purchase Price”) for the Shares and the Transferred IP (regardless of what structure is adopted for the IP Transfer pursuant to Section 2.1(b) hereto) will be (i) $530,000,000 in cash and (ii) the assumption by Buyer of the Assumed Liabilities pursuant to Section 2.2. The Purchase Price shall be allocated to the Shares and the Transferred IP as set forth on a schedule which shall be prepared by an appraisal firm selected by Seller, which appraisal firm shall be reasonably acceptable to Buyer. The appraisal shall be provided to Buyer for review and comment at least ten days prior to the Closing.

(b) Working Capital Adjustment

(i) For all purposes of and under this Agreement, the term “Working Capital” shall mean (x) the value of the current assets of the categories described on Schedule G hereto of the Acquired Companies and the Transferred IP, minus (y) the value of the current liabilities of the categories described on Schedule H hereto of the Acquired Companies or included in the Assumed Liabilities.

(ii) As promptly as practicable, but in any event within ninety (90) days following the Closing, Buyer shall cause to be prepared and delivered to Seller a statement (the “Statement of Working Capital”) setting forth the Working Capital as of the Closing (the “Closing Working Capital”). The Statement of Working Capital will fairly present the consolidated financial position of the Acquired Companies and will be prepared in accordance with GAAP applied on a basis consistent with the application of such principles in the preparation of the Business Financial Statements, except that (A) no transfer costs and expenses incurred in connection with the transactions contemplated hereby that are the responsibility of Seller pursuant to Section 6.6 will be included, (B) no Excluded Liabilities will be included, (C) no Excluded Assets will be included, (D) no inter-company notes or accounts payable owed by an Acquired Company to a Seller Entity will be included, provided that such notes or accounts payable, as applicable, are cancelled pursuant to Section 6.11, (E) no deferred Tax asset or deferred Tax liability will be included and (F) no Tax asset or Tax liability relating to income, franchise or similar Taxes (“Income Taxes”) will be included. Seller will cooperate with and assist Buyer, including through providing any reasonably requested documentation, in the preparation of the Statement of Working Capital. Buyer will, upon Seller’s written request, make available to Seller and its auditors a copy of all workpapers and other books and records utilized by Buyer in the preparation of the Statement of Working Capital.

(iii) Subject to Section 2.3(b)(iv), within thirty (30) days following delivery of the Statement of Working Capital pursuant to Section 2.3(b)(ii), Seller shall pay to Buyer the amount, if any, that Base Working Capital exceeds the Closing Working Capital reflected in the Statement of Working Capital, plus interest calculated at the Prime Rate from the date of the Closing until the date of such payment. Any and all payments made pursuant to this Section 2.3(b)(iii) shall be made by wire transfer of immediately available funds to an account designated in writing by Buyer. Any payment made pursuant to this Section 2.3(b)(iii) shall be deemed to be an adjustment to the Purchase Price. “Base Working Capital” means $7,500,000.

(iv) If Seller disagrees in good faith with the Statement of Working Capital, then Seller shall notify Buyer in writing (the “Notice of Disagreement”) of such disagreement within twenty (20) days following delivery of the Statement of Working Capital. If Buyer has not received a Notice of Disagreement within such twenty (20) day period, Seller shall be deemed to have accepted the Statement of Working Capital. Any Notice of

Disagreement shall set forth in reasonable detail the adjustments Seller proposes to make to the Statement of Working Capital and the basis therefor and shall be consistent with the provisions of Section 2.3(b)(ii). Thereafter, Seller and Buyer shall attempt in good faith to resolve and finally determine the amount of the Closing Working Capital. If Seller and Buyer are unable to resolve the disagreement within thirty (30) days following delivery of the Notice of Disagreement, then Seller and Buyer shall select a mutually acceptable, nationally recognized independent accounting firm that does not then have a relationship with Seller or Buyer (the “Independent Accountant”), to resolve the disagreement and make a determination with respect thereto. If Seller and Buyer are unable, within ten (10) days, to select a mutually acceptable Independent Accountant, then each of Seller and Buyer shall select a nationally recognized independent accounting firm that does not have a relationship with Seller or Buyer, and these two firms will choose a nationally recognized independent accounting firm that, to the extent practicable, does not have a relationship with Seller or Buyer, who will serve as the Independent Accountant. The determination of the Independent Accountant to resolve the disagreement between Seller and Buyer as to the Statement of Working Capital will be made, and written notice thereof given to Seller and Buyer, within thirty (30) days after the selection of the Independent Accountant. The determination by the Independent Accountant shall be final, binding and conclusive upon Seller and Buyer. The scope of the Independent Accountant’s engagement (which will not be an audit) shall be limited to the resolution of the disputed items described in the Notice of Disagreement, and the recalculation, if any, of the Statement of Working Capital in light of such resolution. If an Independent Accountant is engaged pursuant to this Section 2.3(b)(iv), the fees and expenses of the Independent Accountant shall be borne equally by Seller and Buyer. Within ten (10) days after delivery of a notice of determination by the Independent Accountant as described above, any payment required by Section 2.3(b)(iii) shall be made, based on such determination.

2.4 Further Assurances. At and after the Closing, and without further consideration therefor, (a) Seller shall (and, as applicable, shall cause the other Seller Entities to) execute and deliver to Buyer such further instruments and certificates of conveyance and transfer as Buyer may reasonably request in order to more effectively convey the Shares to Buyer; (b) Seller shall take all steps required for the transfer of Seller Entities’ rights to the Transferred IP to Buyer or an Acquired Company pursuant to the terms hereof; and (c) Buyer shall execute and deliver to the Seller Entities such further instruments and certificates of assumption, novation and release as Seller may reasonably request in order to effectively make Buyer responsible for all Assumed Liabilities and release the Seller Entities therefrom to the fullest extent permitted under applicable Law.

2.5 Closing. Except to the extent that Buyer and Seller agree on another time and place, the purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 650 Page Mill Road, Palo Alto, CA 94304, at 10:00 a.m. (local time) on a date that is no more than five business days following the satisfaction and fulfillment or, if permissible pursuant to the terms hereof, waiver, of the conditions contained in Article 8 (other than conditions that by their nature are required to be satisfied or fulfilled at the Closing including the closing condition set forth in Section 8.2(d)).

2.6 Closing Obligations. At the Closing:

(a) Seller will deliver to Buyer:

(i) certificates representing the Shares, duly endorsed (or accompanied by duly executed stock or transfer powers), for transfer to Buyer;

(ii) a duly executed Instrument of Assignment and Assumption from Seller on behalf of itself and the Seller Entities substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”);

(iii) duly executed certificates pursuant to clauses (a) and (b) of Section 8.2 (the “Seller Closing Certificates”);

(iv) to the extent Seller has transferred some or all of the Transferred IP to Seller at the Closing pursuant to Section 2.2(b), duly executed instruments of assignment from the applicable Seller Entity to Buyer of all rights of the Seller Entities to the Transferred IP;

(v) a duly executed certificate of Seller that Seller and each other Seller Entity that is selling any of the Shares is not a foreign person subject to withholding under Section 1445 of the IRC;

(vi) a duly executed Transition Services Agreement substantially in the form attached hereto as Exhibit C (the “Transition Services Agreement”);

(vii) a duly executed license agreement granting Buyer and the Acquired Companies a perpetual, non-exclusive, worldwide, royalty free, fully paid-up license under all of Seller’s owned Intellectual Property to use, reproduce, modify, display, perform, sublicense and distribute any source code owned by Seller which relates to any customized elements of the financial systems utilized by the Acquired Companies used in connection with the Business and create derivative works of any such source code or web page, such license to be at no charge or cost to Buyer;

(viii) a duly executed license agreement granting Buyer and the Acquired Companies a perpetual, non-exclusive, worldwide, royalty free, fully paid-up license under all of Seller’s owned Intellectual Property to use, reproduce, modify, display, perform, sublicense and distribute any source code or web page owned by Seller and created by any Acquired Employee which relates to any internet application or website used primarily in the Business and create derivative works of any such source code or web page, such license to be at no charge or cost to Buyer; and

(ix) all other instruments or documents as Buyer may reasonably request to effect the assignment of the Shares as contemplated hereby.

(b) Buyer will deliver to Seller:

(i) the Purchase Price by wire transfer in immediately available funds to the accounts specified by Seller;

(ii) duly executed certificates pursuant to clauses (a) and (b) of Section 8.3 (the “Buyer Closing Certificates”);

(iii) a duly executed copy of the Assignment and Assumption Agreement;

(iv) a duly executed copy of the Transition Services Agreement; and

(v) duly executed copies of all other instruments and certificates of assumption, novation and release as Seller may reasonably request in order to effectively make Buyer responsible for all Assumed Liabilities and release the Seller Entities therefrom to the fullest extent permitted under applicable Law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER CONCERNING THE

BUSINESS

Except as disclosed in the disclosure schedules delivered by Seller to Buyer immediately prior to the execution of this Agreement (it being agreed that any information set forth in one section of such disclosure schedules shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent) (the “Seller Disclosure Schedules”), Seller represents and warrants to Buyer as follows:

3.1 Qualification; Organization; Subsidiaries, etc. Each of the Acquired Companies is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Business Material Adverse Effect. As used in this Agreement, any reference to any facts, circumstances, events or changes having a “Business Material Adverse Effect” means such facts, circumstances, events or changes that are, or would reasonably be expected to be, materially adverse to the business, financial condition, assets or continuing operations of the Business taken as a whole but shall not include facts, circumstances, events or changes (a) generally affecting the newspaper industry in the United States or the economy or the financial or securities markets in the United States or elsewhere in the world (other than such facts, circumstances, events or changes that disproportionately affect the Business in a material respect), including regulatory and political conditions or developments (including any outbreak or escalation of hostilities or acts of war or terrorism), (b) that are set forth on Section 3.1 of the Seller Disclosure Schedules, or (c) resulting from (i) the announcement or the existence of, or compliance with, this Agreement or the transactions contemplated hereby (provided that the exception in this clause (c)(i) shall not apply to the representations and warranties contained in Section 4.2(c) to the extent that the execution of this Agreement or the consummation of the transactions contemplated hereby would result in any of the consequences set forth in clauses (i) or (ii) of such section) or (ii) changes in applicable Law, GAAP or accounting standards. No Acquired Company is in violation of any of the provisions of its respective articles or certificate of incorporation and by-laws or similar organizational documents, except as would not have a Business Material Adverse Effect. All the outstanding shares of capital stock of, or other equity interests in the Acquired Companies have been validly issued and are fully paid and non-assessable, owned directly or indirectly by Seller, free and clear of all Liens, other than restrictions imposed under securities laws, and are not subject to any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws.

3.2 Capital Structure.

(a) All outstanding shares of capital stock or other equity interests of each Acquired Company are duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which any Acquired Company is a party obligating any Acquired Company to (i) issue, transfer or sell any shares of capital stock or other equity interests of such Acquired Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any person. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar stock or other equity-based rights of any Acquired Company.

(c) No Acquired Company has any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders or other equity holders of such Acquired Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which any Acquired Company is a party with respect to the voting of the capital stock or other equity interest of such Acquired Company.

(e) No Acquired Company owns, directly or indirectly, any equity interest in, or any rights to the profits of, any person.

3.3 Business Financial Statements. Attached to Section 3.3 of the Seller Disclosure Schedules are true, correct and complete copies of (i) the unaudited consolidated statement of assets and liabilities of the Business as of December 25, 2005 and the related unaudited statements of revenues and expenses for the twelve (12) month period then ended and (ii) the unaudited statement of assets and liabilities of the Business as of November 26, 2006 (the “Business Balance Sheet”), and the related unaudited statements of revenues and expenses for the eleven (11) month period then ended (collectively, the “Business Financial Statements”). The Business Financial Statements are derived from the books and records of Seller and the audited consolidated financial statements of Seller (which were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis), and fairly present, in accordance with GAAP, in all material respects, the financial position, assets and the liabilities of the Business as of the dates thereof, and the results of operations of the Business for the periods then ended.

3.4 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Business Balance Sheet (or the notes thereto), (b) for liabilities permitted by or incurred pursuant to this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Business Balance Sheet, (d) for liabilities and obligations for pension liabilities and insurance reserves, including in connection with workers compensation, and (e) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, none of the Acquired Companies or the Business has any Liabilities other than those which would not, individually or in the aggregate, result in a Business Material Adverse Effect.

3.5 Compliance with Law; Permits.

(a) Except as would not have a Business Material Adverse Effect, each Acquired Company, and, with respect to the Business, each Seller Entity, is (and since December 25, 2005, has been) in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign constitution, law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (collectively, “Laws” and each, a “Law”).

(b) Each Acquired Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Acquired Companies to own, lease and operate their properties and assets or to carry on the Business as it is now being conducted (the “Seller Permits”), except where the failure to have any of the Seller Permits would not have, individually or in the aggregate, a Business Material Adverse Effect. Each Acquired Company has complied in all material respects with all terms and conditions of the Seller Permits, and all Seller Permits are in full force and effect, except where the failure to be in full force and effect would not have a Business Material Adverse Effect.

3.6 Environmental Laws and Regulations. (a) Except as would not, individually or in the aggregate, result in a Business Material Adverse Effect, (i) the Acquired Companies have conducted the Business in compliance with and are in compliance with all applicable Environmental Laws, (ii) no Hazardous Substance (as defined below) is present at, in, on, under or about any of the properties currently owned or leased by any of the Acquired Companies in amounts exceeding the levels permitted by applicable Environmental Laws or for which any Acquired Company would reasonably be expected to be liable, (iii) no Hazardous Substance is present at, in, on, under or about any of the properties previously owned or leased by any of the Acquired Companies in amounts exceeding the levels permitted by applicable Environmental Laws or for which any Acquired Company would reasonably be expected to be liable, (iv) none of Seller or any of its Subsidiaries (including the Acquired Companies) has received any notices, demand letters or requests for information from any person, including any federal, state, local or foreign Governmental Entity, indicating that the Acquired Companies may be in violation of, or have Liability under, any Environmental Law and, to the knowledge of Seller, neither the Acquired Companies nor, with respect to the Business, the Seller Entities are the subject of any notices, demand letters or requests for information from any person, including any federal, state, local or foreign Governmental Entity, indicating that Seller or any of its Subsidiaries (including the Acquired Companies) may be in violation of, or have Liability under, any Environmental Law as it pertains to the Acquired Company Real Property or the operation of the Business, (v) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any Liability under any Environmental Law, from any properties owned, leased or operated or previously owned, leased or operated by any Acquired Company, (vi) no Acquired Company is the subject of any pending or threatened suit, settlement, court order, Proceeding, administrative order, judgment or written claim asserted or arising under any Environmental Law and (vii) none of the Acquired Companies has any Environmental Liabilities and there are no facts, conditions or circumstances which would reasonably be expected to result in such Environmental Liabilities. It is agreed and understood that no representation or warranty is made in respect of environmental matters in any section of this Agreement other than this Section 3.6.

(b) As used herein, “Environmental Law” means any Law relating to (x) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (y) worker safety or (z) the exposure to (including employee exposure to), or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of pollutants, contaminants, or any toxic or otherwise hazardous substance, in each case as in effect at the Closing Date.

(c) As used herein, “Hazardous Substance” means any material, substance or waste listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, a pollutant or contaminant or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls or toxic mold.

3.7 Employee Benefit Plans.

(a) Section 3.7(a) of the Seller Disclosure Schedules lists all material Benefit Plans. “Benefit Plans” means all plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), providing for all payroll practices, including employment, consulting or other compensation agreement, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, sick leave, loan, salary continuation, educational assistance, health, medical, dental, disability, accident or life insurance benefits, vacation, severance, retirement, pension or savings benefits, plans, policies, agreements or arrangements that are sponsored, maintained or contributed to by Seller or any of its affiliates for the benefit of current or former employees, directors or consultants of any Acquired Company (with respect to their relationship to the Business) (each a “Business Employee” and collectively, the “Business Employees”).

(b) Other than as disclosed on Section 3.7(b) of the Seller Disclosure Schedules, neither any Seller Entity nor any Acquired Company has any commitment, or has communicated to Business Employees the intent, to establish any new Benefit Plan (except to the extent required by Law, to conform any such Benefit Plan to the requirements of any applicable Law, as required by this Agreement or as required by any collective bargaining agreement set forth in Section 3.11 of the Seller Disclosure Schedules) or to modify any Benefit Plan for the benefit of the Acquired Employees.

(c) Seller has made available to Buyer correct and complete copies of:

(i) each material Benefit Plan;

(ii) the most recent annual actuarial valuations, if any, prepared for each Benefit Plan;

(iii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the IRC in connection with each Benefit Plan;

(iv) if the Benefit Plan is funded, the most recent annual and periodic accounting of Benefit Plan assets;

(v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Benefit Plan; and

(vi) any IRS determination letters relating to each Benefit Plan.

(d) Each Benefit Plan has been maintained and administered in material compliance with its terms and with applicable Law, statutes, orders, and rules and regulations, including but not limited to ERISA and the IRC to the extent applicable thereto.

(e) Any Benefit Plan intended to be qualified under Section 401(a) of the IRC and each trust intended to qualify under Section 501(a) of the IRC:

(i) has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination;

(ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation; and

(iii) has had no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status.

(f) Except as set forth in 3.7(f) of the Seller Disclosure Schedules, no Benefit Plan provides, reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and neither any Seller Entity nor any Acquired Company has made a binding commitment to provide to any Acquired Employee (either individually or to Acquired Employees as a group) with post-termination or retiree welfare benefits, except to the extent required by COBRA or other applicable statute.

(g) With respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the IRC, except as would not have, individually or in the aggregate, a Business Material Adverse Effect, as of the date hereof:

(i) each Benefit Plan has been maintained in compliance with the minimum funding standards of ERISA and the IRC where applicable, and there does not exist any accumulated funding deficiency within the meaning of Section 412 of the IRC or Section 302 of ERISA;

(ii) no reportable event has occurred within the meaning of Section 4043(c) of ERISA and the regulations thereunder;

(iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full;

(iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Seller or any Acquired Company;

(v) the PBGC has not instituted proceedings to terminate or appoint a trustee to administer any such Benefit Plan and;

(vi) there have been no material changes to the funded status of any such Benefit Plan since the date of the most recent actuarial report.

(h) There does not exist any Controlled Group Liability (as defined below) that would be a liability of Seller or any of its Subsidiaries (or constitute an Assumed Liability) following the Closing. “Controlled Group Liability” means liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the IRC or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the IRC, other than such liabilities that arise solely out of, or relate solely to, the Benefit Plans.

(i) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event:

(i) entitle any Acquired Employee to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law or pursuant to a collective bargaining agreement set forth in Section 3.11 of the Seller Disclosure Schedules,

(ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Acquired Employee, except as expressly provided in this Agreement or pursuant to a collective bargaining agreement set forth in Section 3.11 of the Seller Disclosure Schedules, or

(iii) give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the IRC.

(j) No compensation shall be includable in the gross income of any Acquired Employee as a result of the operation of Section 409A of the IRC with respect to any applicable arrangements or agreements in effect prior to the Closing. Section 3.7(i) of the Seller Disclosure Schedules lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the IRC) to which any Acquired Company is a party. Each such nonqualified deferred compensation plan to which any Acquired Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements.

3.8 Absence of Certain Changes or Events. Since December 25, 2005, except as otherwise contemplated, required or permitted by this Agreement, the Business has been conducted, in all material respects, in the ordinary course of business consistent with past practice and there has not been (i) any event, development or state of circumstances that has had, individually or in the aggregate, a Business Material Adverse Effect, (ii) any non-cash distribution or dividend made by any Acquired Company, (iii) any material repurchase of equity securities by any Acquired Company, (iv) any split, combination or reclassification of any of the Acquired Companies’ capital stock or other equity interests, (v) any material change in accounting methods, principles or practices of any Acquired Company or, with respect to the Business, any Seller Entity, (vi) any material acquisition by any Acquired Company or, with respect to the Business, any Seller Entity, of, or agreement by any Acquired Company or, with respect to the Business, any Seller Entity, to acquire, any business or corporation, partnership, association or other business organization or division thereof, (vii) any sale, lease, license or other disposition of any material properties or assets of any Acquired Company or any Transferred IP, except the sale, lease, license or disposition of property or assets in the ordinary course of business consistent with past practice, (viii) any damage, destruction or loss, whether or not covered by insurance, with respect to the properties or assets of any Acquired Company having a replacement cost of more than $1,000,000, (ix) entry by an Acquired Company into any employment, deferred compensation, severance or similar agreement (or amendment to any such agreement) with any Business Employee, or any agreement with any Business Employee to increase the compensation payable by it to any such Business Employee or to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan made to, for or with such Business Employees other than, in each case, in the ordinary course of business consistent with past practice or (x) any election by Seller relating to Taxes in respect of the Acquired Companies or settlement or compromise of any claim relating to Taxes in respect of the Acquired Companies.

3.9 Investigations; Litigation. There is no investigation or review pending (or to the knowledge of Seller, threatened) by any Governmental Entity with respect to the Acquired Companies or the Business and there are no actions, suits, inquiries, claims, investigations or proceedings pending (or, to the knowledge of Seller, threatened) against any of the Acquired Companies or the Business at law or in equity before any Governmental Entity or arbitrator, and there are no orders, judgments or decrees affecting the Acquired Companies or the Business issued by any Governmental Entity or arbitrator, in each case, which would, individually or in the aggregate, have a Business Material Adverse Effect.

3.10 Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Seller Entity and each Acquired Company have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns with the appropriate Governmental Entity in all jurisdictions in which such Tax Returns are required to be filed by any of them and all such filed Tax Returns are true, correct and complete, (ii) each Seller Entity and each Acquired Company have fully and timely paid all Taxes that are required to be paid by any of them, except with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP, (iii) the U.S. consolidated federal income Tax Returns of the Seller Entities and the Acquired Companies have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 30, 2001, (iv) there are not pending or threatened, any audits, examinations, investigations or other proceedings in respect of U.S. federal or state Taxes, (v) there are no Liens for Taxes on any of the Transferred IP or any of the assets of the Acquired Companies other than Permitted Liens, (vi) neither any Seller Entity nor any Acquired Company has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the IRC (or any similar provision of state, local or foreign Law), (vii) each Seller Entity and each Acquired Company has complied with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Governmental Entity all amounts required to be so withheld and paid over under such Laws, and (viii) neither any Seller Entity nor any Acquired Company has engaged in a “reportable transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b), including any transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. Section 1.6011 4(b)(2).

(b) As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, unclaimed property, payroll, employment, unemployment, social security, workers’ compensation or net worth, taxes in the nature of excise, withholding, ad valorem or value added, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other person and including any liability for taxes of a predecessor entity, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

3.11 Labor Matters. Except for such matters which would not have, individually or in the aggregate, a Business Material Adverse Effect, (a) as of the date hereof, (i) there are no strikes or lockouts with respect to any Business Employees and, (ii) to the knowledge of Seller, there is no union organizing effort pending against the Business or with respect to any Business Employees, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending against the Business, and (iv) there is no slowdown, or work stoppage in effect with respect to Business Employees and (b) the Acquired Companies and, with respect to the Business, the Seller Entities, are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours and (iii) unfair labor practices. There has been no “mass layoff” or “plant closing” as defined under the Worker Adjustment and Retraining Act of 1988 (the “WARN Act”) with respect to the Business as a result of any action taken by Seller (other than at the written direction of Buyer or as a result of any of the transactions contemplated hereby) within the past six (6) months. No Acquired Company has entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any Business Employees.

3.12 Intellectual Property. Except as would not have a Business Material Adverse Effect, (a) there are no pending, or to the knowledge of Seller, threatened, claims by any person alleging infringement, unauthorized use, misappropriation or violation by any of the Acquired Companies of any Intellectual Property of any person or challenging the ownership, use, validity or enforceability of any Business Intellectual Property; (b) to the knowledge of Seller, the conduct of the Business does not infringe, constitute an unauthorized use or misappropriation of, or violate, and, within the past three years, the Acquired Companies have not infringed, used without authorization, misappropriated or violated, any Intellectual Property of any person; (c) none of the Acquired Companies has made any claim of a violation, infringement, misuse or misappropriation by any person of its rights to or in connection with any Business Intellectual Property; provided, however, that the foregoing representation in clause (c) shall be deemed limited by the term “to the knowledge of Seller” in respect of any Business Intellectual Property that is licensed by third parties to the Acquired Companies; (d) the Business Intellectual Property, and all the Acquired Companies’ rights in and to the Business Intellectual Property, are valid and enforceable and (e) there exist no material restrictions on the disclosure, use, license or transfer of the Transferred IP or any Business Intellectual Property owned by the Acquired Companies.

3.13 Real Property. Section 3.13 of the Seller Disclosure Schedules sets forth a complete list of all real property currently owned by the Acquired Companies and all real property leased for occupancy by the Acquired Companies (the “Acquired Company Real Property”). The Acquired Company owning or leasing Acquired Company Real Property holds good and valid fee title to such owned real property, or has valid leasehold interests to such leased real property free and clear of all Liens except for Permitted Liens and all other title exceptions, defects, encumbrances and other matters, whether or not of record, which do not materially and adversely affect the continued use of such real property for the purposes for which such property is currently being used. Each material lease or occupancy agreement for leased Acquired Company Real Property (each, an “Acquired Material Lease”) is valid and enforceable. No Acquired Company is in default in any material respect under the terms of any Acquired Material Lease, and no circumstances exist which, with notice, the passage of time or both, would reasonably be expected to constitute a default of any Acquired Company under any Acquired Material Lease, and, to the knowledge of Seller, no other party to any Acquired Material Lease is in default in any material respect under the terms of any Acquired Material Lease. Each Acquired Material Lease is a valid and binding obligation of an Acquired Company and, to the knowledge of Seller, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.14 Material Contracts.

(a) Section 3.14 of the Seller Disclosure Schedules sets forth, as of the date hereof, all of the following Contracts to which any Acquired Company is a party or by which any of them are bound, excluding in all cases the Acquired Material Leases and any other lease of real property (collectively, the “Business Material Contracts”):

(i) Contracts with any labor union or association representing any Business Employee;

(ii) Contracts for joint ventures, strategic alliances or partnerships;

(iii) Contracts containing covenants of any of the Acquired Companies or, with respect to the Business, the Seller Entities, not to compete in any line of business or with any person in any geographical area or not to solicit or hire any person with respect to employment or which would so limit the freedom of Buyer or any of its affiliates after the Closing Date;

(iv) Contracts relating to the acquisition or disposition of any business (by merger, purchase of stock or assets or otherwise) by any of the Acquired Companies;

(v) Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the assets of the Acquired Companies, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(vi) purchase Contracts giving rise to liabilities of any of the Acquired Companies in excess of $1,000,000 individually;

(vii) all Contracts providing for payments by or to any of the Acquired Companies in excess of $1,000,000 in any fiscal year;

(viii) Contracts under which any of the Acquired Companies has made loans to any other person (other than advances to Business Employees for business expenses in the ordinary course of business);

(ix) Contracts providing for severance, retention, change in control or other similar payments;

(x) Contracts with Seller or any of its Subsidiaries or any director or officer of Seller; or

(xi) any other Contract not made in the ordinary course of business which would be reasonably expected to result in an aggregate Liability of the Business in excess of $1,000,000.

No Acquired Company, and to the knowledge of Seller, no other party to any Business Material Contract, is in breach of or default under the terms of any Business Material Contract, except for breaches or defaults that would not, individually or in the aggregate, have a Business Material Adverse Effect. Each Business Material Contract is a valid and binding obligation of an Acquired Company and, to the knowledge of Seller, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.15 Transactions with Affiliates. Except for relationships and ownership of assets substantially similar in scope to those to be provided pursuant to the Transition Services Agreement, no Seller Entity and no officer or director of any Seller Entity or Acquired Company (i) has any material business arrangement or other material relationship with any Acquired Company (other than as equity holder in case of Seller) or (ii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under any material asset, that is used in the conduct of the Business.

3.16 Sufficiency of Assets. The assets owned or leased by the Acquired Companies, or which they otherwise have the right to use, taken together with the services to be provided pursuant to the Transition Services Agreement and the Transferred IP, will be sufficient for Buyer to conduct the Business immediately after the Closing Date substantially as it has been conducted on the date hereof.

3.17 Circulation. To the knowledge of Seller, for each of the publications of the Acquired Companies subject to the Audit Bureau of Circulations, the circulation as reported by the Audit Bureau of Circulations for the 52-week period ended March 26, 2006 and for the 52-week period ended March 27, 2005 is true and correct in all material respects. All of the information supplied by Seller and its Representatives to the Audit Bureau of Circulations in connection with the foregoing reported circulation is true and correct in all material respects.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER CONCERNING ITSELF

Except as disclosed in the Seller Disclosure Schedules, Seller represents and warrants to Buyer as follows:

4.1 Organization. Seller is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Seller has all requisite corporate or similar power and authority to enter into this Agreement and the Ancillary Agreements to be executed and delivered by Seller and to consummate the transactions contemplated hereby and thereby. At the Closing, each applicable Seller Entity will have all requisite corporate or similar power and authority to enter into the Ancillary Agreements to be executed and delivered by such Seller Entity and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize the consummation of the transactions contemplated hereby and thereby. At the Closing, the execution and delivery of the Ancillary Agreements to be executed and delivered by each applicable Seller Entity and the consummation of the transactions contemplated hereby and thereby will have been duly and validly authorized by the board of directors, and if necessary, the stockholders of each applicable Seller Entity, and no other corporate proceedings on the part of such Seller Entity will be necessary to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Seller, and the Ancillary Agreements to be executed and delivered by each applicable Seller Entity will, as of the Closing, have been, duly and validly executed and delivered by each such Seller Entity and, assuming this Agreement constitutes the valid and binding agreement of Buyer and each of the Ancillary Agreements constitutes the valid and binding agreement of the other parties thereto, this Agreement constitutes, and as of the Closing, the Ancillary Agreements to be executed and delivered by each applicable Seller Entity will constitute, the valid and binding agreement of Seller and such Seller Entity, enforceable against Seller and such Seller Entity in accordance with its terms.

(b) Other than in connection with or in compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and other federal and state competition Laws (collectively, the “Seller Approvals”), no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Seller Entities of the transactions contemplated by this Agreement and the Ancillary Agreements to which any Seller Entity is a party, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not have, individually or in the aggregate, a Business Material Adverse Effect or would not materially impair or delay the consummation of the transactions contemplated hereby.

(c) The execution and delivery by Seller of this Agreement and the execution and delivery by each applicable Seller Entity of the Ancillary Agreements to be executed and delivered by such Seller Entity does not, and, except as described in Section 4.2(b), the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Seller or the Acquired Companies or, to the knowledge of Seller, result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (B) which is a statutory carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, and not delinquent, (C) which is disclosed on the Business Balance Sheet or securing liabilities reflected on such Business Balance Sheet or (D) which was incurred in the ordinary course of business consistent with past practice and not in violation of this Agreement since the date of the Business Balance Sheet and is immaterial in amount (each of the foregoing, a “Permitted Lien”), upon any of the properties or assets of any Acquired Company or the Transferred IP, (ii) conflict with or result in any violation of any provision of the articles of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Seller or any Acquired Company, (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Business Material Adverse Effect and would not materially impair or delay the consummation of the transactions contemplated hereby.

4.3 Finders or Brokers. Except for Credit Suisse Securities (USA) LLC whose fees and commissions will be the sole responsibility of Seller, neither Seller nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated hereby.

4.4 No Additional Representations. Other than the representations and warranties set forth in Article 3 and this Article 4, Seller shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that except as disclosed in the Disclosure Schedules delivered to Seller by Buyer at the time of execution of this Agreement (the “Buyer Disclosure Schedules”):

5.1 Organization. Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

5.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Buyer has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to be executed and delivered by Buyer and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements to be executed and delivered by Buyer will, as of the Closing, have been, duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes the valid and binding agreement of Seller, as of the Closing the Ancillary Agreements to be executed and delivered by the applicable Seller Entities will constitute the valid and binding agreement of such Seller Entities, this Agreement constitutes, and as of the Closing, the Ancillary Agreements to be executed and delivered by Buyer will constitute, the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

(b) Other than in connection with or in compliance with the HSR Act and other federal and state competition Laws (collectively, the “Buyer Approvals”), no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable

Law, for the consummation by Buyer of the transactions contemplated by this Agreement and the Ancillary Agreements, except for such authorizations, consents, approvals or filings, that, if not obtained or made, would not materially impair or delay the consummation of the transactions contemplated hereby.

(c) The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to be executed and delivered by Buyer does not, and, except as described in Section 5.2(b), the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Buyer or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the articles of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Buyer or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, loss or Lien that would not materially impair or delay the consummation of the transactions contemplated hereby.

5.3 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending by any Governmental Entity with respect to Buyer or any of Buyer’s Subsidiaries, and (b) there are no actions, suits, inquiries, claims, investigations or proceedings pending against or affecting Buyer or any of Buyer’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity or arbitrator, in each case of clause (a) or (b), which would materially impair or delay the consummation of the transactions contemplated hereby.

5.4 Finders or Brokers. Neither Buyer nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated hereby, except for those investment bankers, brokers or finders whose fees will be the sole responsibility of Buyer.

5.5 Investment Intent. Buyer is acquiring the Shares not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. Buyer is an “accredited investor” as defined in Section 501(a) of the Securities Act.

5.6 Solvency. Assuming the accuracy of the representations and warranties contained in Article 3 and Article 4, immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated hereby), (a) none of Buyer or any of its Subsidiaries, taken as a whole, will have incurred debts beyond its ability to pay such debts as they mature or become due and the then present fair salable value of the assets of Buyer and each of its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay its respective probable liabilities (including the probable amount of all contingent liabilities) and its respective debts as they become absolute and matured, (b) the assets of Buyer and each of its Subsidiaries, taken as a whole, at a fair valuation, will exceed its respective debts (including the probable amount of all contingent liabilities) and (c) none of Buyer or any of its Subsidiaries, taken as a whole, will have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud creditors of any Seller Entity or Acquired Company.

5.7 Financing. Buyer has delivered to Seller complete and correct copies of a fully executed commitment letter (the “Financing Commitment Letter”), from Credit Suisse, pursuant to which such financial institution and certain of its affiliates has committed, upon the terms and subject to the conditions set forth therein, to arrange credit facilities in the amount set forth therein (the “Financing”) in connection with the transactions contemplated by this Agreement. The Financing Commitment Letter is in the form delivered to Seller, is in full force and effect and is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto. All commitment fees required to be paid thereunder have been, or will be once due, paid in full. There is no existing default or breach on the part of Buyer or any event which, with or without notice, lapse of time or both would constitute a default or breach on the part of Buyer under the Financing Commitment Letter. The obligation of the financing sources to fund the commitments under the Financing Commitment Letter is not subject to any conditions other than as set forth in the Financing Commitment Letter. The amount of the Financing, together with all equity investments referred to in the Performance Guarantee, will provide sufficient funds for Buyer to consummate the transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS

6.1 Conduct of Business by the Acquired Companies.

(a) From and after the date hereof and prior to the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 9.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 6.1 of the Seller Disclosure Schedules, Seller covenants and agrees with Buyer that (A) Seller shall cause the Acquired Companies to conduct the Business in the ordinary course of business consistent with past practice, and (B) Seller shall cause the Acquired Companies to use commercially reasonable efforts to preserve intact the present business organizations of the Acquired Companies and to preserve their relationships with significant customers, suppliers, licensors and licensees of the Business and others with which they have business dealings.

(b) Seller agrees with Buyer that, until the Closing, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), and except as set forth in Schedule 6.1 of the Seller Disclosure Schedules or as otherwise contemplated or required by this Agreement, Seller will take all necessary action so that that each of the Acquired Companies:

(i) shall not, and shall not permit any of its Subsidiaries to (A) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of such Acquired Company or its Subsidiaries) except cash dividends and distributions, including as contemplated by Section 2.1 hereof, (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(ii) except as required by (x) existing written agreements or Benefit Plans, or (y) as otherwise required by applicable Law, shall not, and shall not permit any of its Subsidiaries to, (A) increase the compensation or other benefits payable or provided to any Acquired Company’s directors, executive officers, publishers or any other individual (in the case of the latter, except as in accordance with the ordinary course of business consistent with past practice and which shall not have other than an insignificant impact on the Company’s cash-flow), (B) increase the compensation or benefits payable to any Business Employee except as in accordance with the ordinary course of business and consistent with past practice, (C) enter into any employment, consulting (other than a consulting agreement which is terminable at will without any payment by any Acquired Company), special retirement, change of control, stay bonus, separation, severance or retention agreement with any Acquired Employee, except in each case as would not result in a material increase in cost and except to the extent Seller enters into stay bonus agreements with any Acquired Employee at Seller’s expense, or separation agreement in the ordinary course of business and consistent with past practice with any Acquired Employees at Seller’s expense; provided however, Buyer agrees that it shall have no right or ability to amend any term or condition of any such stay bonus or separation agreement for an Acquired Employee in any way that would increase the potential liability of Seller, (D) establish, adopt, enter into or amend any Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any Business Employees, except, in each case, as would not result in a material increase in cost, or (E) hire, promote, demote or otherwise change the employment status (e.g., part-time, full-time, leave), title or other material term or material condition of employment of any individual who is (or would become after such hiring, promotion, demotion or change) a publisher of the Business. For the avoidance of doubt, no restriction in this Section shall apply to compensatory or benefit arrangements extended to any person in their capacity as a director or employee of an entity other than an Acquired Company;

(iii) shall not, and shall not permit any of its Subsidiaries to, (x) agree to labor or employment arbitration awards or settlements applicable to Business Employees resulting in total payments of more than $1,000,000 or (y) agree in a labor arbitration or settlement to a work condition applicable to the Business that would set a precedent adversely affecting the Business;

(iv) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans or advances to any Business Employee (other than loans or advances in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Benefit Plan;

(v) shall not, and shall not permit its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or applicable Law;

(vi) shall not, and shall not permit any of its Subsidiaries to, adopt any material amendments to its articles of incorporation or by-laws or similar applicable charter or organizational documents;

(vii) shall not, and shall not permit any of its Subsidiaries to,

(A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in any Acquired Company or any securities convertible into or exchangeable for any such shares or ownership interest in any Acquired Company, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, or

(B) issue any equity-based compensation awards, whether settled in stock, cash, or otherwise;

(viii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) other than in the ordinary course of business consistent with past practice;

(ix) shall not sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of an Acquired Company’s material properties or assets;

(x) shall not modify, amend, terminate or waive any rights in a manner adverse to the Business under (A) any Contract containing any covenant limiting the right of any Acquired Company or, with respect to the Business, any Seller Entity, to engage in any line of business or compete with any person in any line of business or any such Contract that would be binding on Buyer or any of its affiliates after the Closing, (B) any Contract or group of related Contracts with a person or entities (or group of affiliated persons or entities) under which such modification, amendment, termination or waiver of any right would have a Business Material Adverse Effect, (C) any mortgages, indentures, financial guarantees, loans or credit agreements or security agreements or other Contracts relating to the borrowing of money or extension credit, other than accounts receivable and payable in the ordinary course of business consistent with past practice, or (D) any material settlement agreement which contains continuing obligations of the Acquired Companies or the Business;

(xi) shall not enter into, amend, terminate or waive any right under any Business Material Contracts, other than, in each case, in the ordinary course of business consistent with past practice and in compliance with the other restrictions set forth in this Section 6.1;

(xii) if doing so would reasonably be expected to have an adverse effect on Buyer, shall not, and shall not permit any of its Subsidiaries to, make, change or revoke any material Tax election, file any material amended Tax Return, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes or surrender any material claim for a refund of Taxes;

(xiii) shall not, and shall not permit any of its Subsidiaries to, enter into any new line of business material to it and its Subsidiaries, taken as a whole;

(xiv) shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any person or entity or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business, except in the ordinary course of business;

(xv) shall not, and shall not permit any of its Subsidiaries to, settle any material claim, action or proceeding (other than any such claim, action or proceeding which is the subject of Section 6.1(b)(iii)), except to the extent such settlement provides solely for the payment of money damages which are (A) subject to reserves set forth on the Business Financial Statements in accordance with GAAP, (B) covered by existing insurance policies or (C) otherwise less than $1,000,000 in the aggregate;

(xvi) shall not engage in bargaining with any union representing any Business Employee, except bargaining that is done after notice to and consultation with Buyer (it being acknowledged and agreed that Buyer shall be reasonable and prompt in connection with any such consultation); and

(xvii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

6.2 Access to Information; Confidentiality.

(a) Seller shall afford to Buyer and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of (i) the Closing and (ii) the Termination Date, to the properties, employees, Contracts, commitments, books and records of the Acquired Companies and, to the extent related to the Business, the Seller Entities. Notwithstanding the foregoing, Seller shall not be required to afford such access if it would unreasonably disrupt the operations of Seller and/or its Subsidiaries or the Business, would cause a violation of any agreement to which a Seller Entity or an Acquired Company or Buyer or any of its Subsidiaries is a party, would cause a significant risk, in the reasonable judgment of Seller, of a loss of privilege to the disclosing party, or any of its Subsidiaries or would constitute a violation of any applicable Law nor shall Buyer or any of its Representatives be permitted to perform any invasive onsite environmental procedure with respect to any property of any Seller Entity or any Acquired Company.

(b) The parties acknowledge that Seller and an Affiliate of Buyer have previously executed a Confidentiality Agreement (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Buyer and Seller will hold, and will cause its respective directors, officers, employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Evaluation Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement (provided that the obligations of Buyer and its affiliates thereunder shall terminate at Closing with regard to confidential information of the Acquired Companies and the Business).

6.3 Mutual Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including (i) the seeking of all necessary actions or nonactions, waivers, consents and approvals, including Seller Approvals and Buyer Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the seeking of all necessary consents, approvals or waivers from third parties (provided that in no event shall either Buyer or Seller or any of their Subsidiaries be required to incur any material cost or obligation or suffer the loss of any material right or benefit in connection therewith), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, Seller and Buyer shall, (i) promptly (and, unless a later date is agreed to by the parties hereto, in any event within fourteen (14) days of the date of this Agreement) make any required submissions under the HSR Act in connection with this Agreement, (ii) use commercially reasonable efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals and (z) furnishing the other party and to the other party’s counsel all such information as may be reasonably required in order to effectuate the foregoing actions, and (iii) subject to applicable legal limitations, the preservation of the attorney-client privilege and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications between Seller or Buyer, as the case may be, or any of their respective Subsidiaries, and any third party and/or any Governmental Entity with respect to such transactions. Seller and Buyer shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity in connection with the foregoing. Each of Seller and Buyer agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with Buyer’s proposed purchase of the Acquired Companies and the Transferred IP unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.3, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law (as defined below), each of Seller and Buyer shall cooperate in all respects with each other and shall use their respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 shall limit a party’s right to terminate this Agreement pursuant to Section 9.1(b) so long as such party has, prior to such termination, complied with its obligations under this Section 6.3.

(d) For purposes of this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, (ii) preserve or promote diversity of media ownership or (iii) protect the national security or the national economy of any nation.

(e) Buyer will use all reasonable efforts to fully satisfy, on a timely basis, all terms, conditions, representations and warranties set forth in the Financing Commitment Letter. Buyer will use all reasonable efforts to (i) enter into definitive agreements with respect to the financing contemplated by the Financing Commitment Letter on terms and conditions no less favorable to Seller in the aggregate than the Financing Commitment Letter as soon as practicable but in any event at or prior to the Closing and (ii) fully satisfy, on a timely basis, all the terms, conditions, representations and warranties set forth in such definitive agreements. Buyer will furnish correct and complete copies of such definitive agreements to Seller promptly upon their execution. Buyer shall keep Seller informed in reasonable detail with respect to all material activity concerning the status of the financing contemplated by the Financing Commitment Letter. Buyer shall not amend, alter or waive, or agree to amend, alter or waive, the Financing Commitment Letter in a manner that could reasonably be expected to impair or delay the consummation of the transactions contemplated hereby without the prior written consent of Seller.

(f) Seller shall use reasonable efforts to cause the Acquired Companies to provide and shall use reasonable efforts to cause its and their respective Representatives to provide, all reasonable cooperation requested by Buyer in connection with the Financing, including (i) providing reasonably required information relating to the Acquired Companies to the parties providing the Financing, (ii) participating in meetings, drafting sessions and due diligence sessions in connection with the Financing (iii) assisting in the preparation of an offering document for the Financing, (iv) reasonably cooperating with the marketing efforts for any of the Financing and (v) causing the Acquired Companies to execute and deliver (or using its reasonable best efforts to obtain from its and their advisors) customary certificates, accounting comfort letters, or other documents and instruments (other than legal opinions) relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably requested by Buyer in connection with the Financing; provided, however, that no obligation of the Acquired Companies under any such certificate, document or instrument shall be effective until the Closing Date and the Acquired Companies shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Closing Date; provide that Buyer shall pay any third party costs actually incurred by Seller or any of its Affiliates in respect of comfort letters requested by Buyer.

(g) Seller shall use reasonable efforts to deliver to Buyer (i) on or before April 30, 2007, the audited consolidated balance sheet of the Business as of December 31, 2006, and the related audited consolidated statements of income and cash flows for the twelve-month period then ended and (ii) on or before January 31, 2007, the audited consolidated balance sheet of the Business as of December 25, 2005, and the related audited statements of income and cash flows for the twelve month period then ended, in each case, audited by a nationally recognized accounting firm in conformity with GAAP. The cost of an audit described in clause (i) above shall be borne equally by Seller and Buyer, and the cost of an audit described in clause (ii) above shall be borne solely by Seller.

(h) Seller shall, shall cause the Acquired Companies, and shall use reasonable efforts to cause its and their respective Representatives to, provide all reasonable cooperation requested by Buyer in connection with obtaining insurance for the Business or any Acquired Company, including (i) providing information relating to the Acquired Companies or the Business to insurance providers and (ii) providing access to current insurance policy documents.

6.4 Tax Matters.

(a) Responsibility for Certain Taxes. Seller shall indemnify and hold the Buyer Indemnified Parties harmless against any Taxes imposed on or with respect to any Acquired Company or the Transferred IP (i) with respect to any taxable period (or portion thereof) ending on or before the Closing Date (each, a “Pre Closing Tax Period”) and any Losses arising therefrom, except to the extent such Taxes or Losses arise out of payroll, employment, unemployment, social security, worker’s compensation or other similar Taxes attributable to any Pre-Closing Tax Period that have been reflected as a liability on the Statement of Working Capital and (ii) any taxes to be paid by Seller pursuant to Section 2.1(b). In the case of any taxable period that includes (but does not end on) the Closing Date (each, a “Straddle Period”), (i) the portion of any real, personal and intangible property or ad valorem Taxes (“Property Taxes”) imposed upon any Acquired Company or with respect to the Transferred IP that is allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period, and (ii) the portion of any Taxes other than Property Taxes imposed upon any Acquired Company or with respect to the Transferred IP that is allocable to the Pre Closing Tax Period shall be computed as if such taxable period ended on the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period. Buyer shall indemnify and hold Seller harmless against any and all liabilities, obligations or commitments, whether or not accrued, assessed or currently due and payable for any Taxes imposed on any Acquired Company or with respect to the Transferred IP that are not the responsibility of Seller pursuant to this Section 6.4(a).

(b) Tax Returns. Buyer shall be responsible for the preparation and filing of any Tax Return of or with respect to any Acquired Company or the Transferred IP that is required to be filed after the Closing Date, other than any Tax Return for Income Taxes of (i) any Seller Entity with respect to any taxable period (or portion thereof) or (ii) any Acquired Company with respect to a Pre-Closing Tax Period (each, a “Pre-Closing Income Tax Return”). To the extent that Buyer is required to remit any Taxes that are the responsibility of Seller pursuant to Section 6.4(a), Seller shall pay to Buyer any such Taxes at least ten (10) days prior to the due date for payment of such Taxes. Seller shall be responsible for the preparation and filing of any Tax Return with respect to any Acquired Company or the Business or the Transferred IP that is required to be filed on or before the Closing Date and any Pre-Closing Income Tax Return, including in each case any amended Tax Return, and each such Tax Return shall be true and correct, completed in accordance with applicable Law, and consistent with past practice. With respect to any Pre-Closing Income Tax Return, including any amended Tax Return filed after the Closing Date, Seller shall deliver such Tax Return to Buyer for review and comment not less than 10 days before such Tax Return is required to be filed. Seller shall not file any amended Tax Return that could reasonably be expected to have an adverse effect on a Tax asset or Tax liability of Buyer, any Acquired Company or the Transferred IP for any Tax period ending after the Closing Date without the consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned). To the extent that Seller is required to remit any Taxes that are the responsibility of Buyer pursuant to Section 6.4(a), Buyer shall pay to Seller any such Taxes at least ten (10) days prior to the due date for payment of such Taxes. Buyer shall not be entitled to file any amended Tax Return for any Pre-Closing Tax Period unless required by applicable law.

(c) Tax Contests. Seller shall control and bear the cost of the conduct of any audit, claim, dispute or controversy (“Tax Contest”) relating to any Tax for which Seller is responsible pursuant to Section 6.4(a), provided, however, that Seller shall not settle or compromise any such Tax Contest in a manner that could reasonably be expected to adversely affect the Tax liability of Buyer, any Acquired Company or the Transferred IP for any taxable period other than a Pre-Closing Tax Period without the consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned). Buyer shall control all other Tax Contests relating to any Acquired Company or the Transferred IP. Notwithstanding the foregoing, if any Tax Contest involves Taxes for which Seller is responsible pursuant to Section 6.4(a) as well as Taxes for which Buyer is responsible pursuant to Section 6.4(a), the parties shall jointly conduct such Tax Contest, with each party being entitled to control such Tax Contest (including with respect to any possible settlements or compromises) with respect to any issues which could result in liability for which such party is responsible; to the extent that any such jointly conducted Tax Contest involves any issue which could result in liability for both parties, the parties shall jointly control the conduct of the Tax Contest with respect to such issue, and no settlement or compromise of such issue shall be entered into without the consent of both parties. Disputes regarding the conduct of any Tax Contest that is jointly conducted shall be referred to the Independent Accountant for resolution if the parties are unable to reach agreement after attempting in good faith to do so; the Independent Accountant shall take into account the positions of both parties with due regard for the amount of each party’s potential liability.

(d) Refunds and Credits; Waiver of Carrybacks. Any refund or credit with respect to Taxes described in Section 6.4(a) that are the responsibility of Seller shall be for the account of Seller, except to the extent such refund or credit is reflected as an asset on the Statement of Working Capital, and if Buyer or any Acquired Company receives or becomes entitled to any refund or credit that relates to such Taxes, Buyer shall pay Seller the amount of any such refund or the value of such credit (in each case, net of any taxes incurred by Buyer with respect thereto). All other refunds and credits shall be for the account of Buyer, and if any Seller Entity receives any such refund or credit, Seller or such Seller Entity shall pay to Buyer the amount of any such refund or the value of such credit (in each case, net of any taxes incurred by Seller or such Seller Entity with respect thereto). To the extent permitted by applicable Law, Buyer shall (or shall cause or permit each Acquired Company to) elect to relinquish any carryback of a Tax attribute to any taxable period or portion thereof ending on or before the Closing Date. In cases where Buyer cannot elect to relinquish such carrybacks, neither Seller nor any Seller Entity shall have any obligation to pay to Buyer any Tax refund or other amount resulting from a carryback of a post-acquisition Tax attribute of any Acquired Company into a Tax Return for a Pre-Closing Tax Period.

(e) Cooperation. The parties to this Agreement shall provide assistance to each other as reasonably requested in preparing and filing Tax Returns and responding to Tax Contests, provide reasonably detailed notice of any Tax Contest sufficient to apprise the other party of the nature of the claim, make available to each other as reasonably requested all relevant information, records, and documents, including workpapers, relating to Taxes of any Acquired Company or the Business or the Transferred IP and retain any books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other party of any Tax Return or for any Tax Contest.

(f) Tax Sharing Agreements. Any Tax sharing or Tax allocation agreement between one or more of the Acquired Companies and one or more of the Seller Entities shall be terminated prior to the Closing, and no payments shall be made thereunder on or after the Closing Date.

(g) Survival; Conflicts. Notwithstanding anything to the contrary contained herein, the obligations pursuant to this Section 6.4 and Section 6.6 shall survive until the close of business on the thirtieth (30th) day following the expiration of the applicable statute of limitations with respect to the Tax Liabilities in question (giving effect to any waiver, mitigation or extension thereof). In the event of a conflict between the provisions of this Section 6.4 or Section 6.6, as applicable, and any other section of this Agreement, Section 6.4 or Section 6.6, as applicable, shall govern and control.

6.5 Public Announcements. Buyer and Seller will consult with and provide each other the opportunity to review and comment upon any press release relating to this Agreement or the transactions contemplated herein or, to the extent practicable, any other public statement relating to this Agreement or the transactions contemplated herein made by Buyer or Seller or their respective Subsidiaries prior to the issuance of such press release or, to the extent practicable, other public statement and shall not issue any such press release or, to the extent practicable, other public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or market. Buyer and Seller shall each agree to the press release to be issued initially announcing the transactions contemplated hereby. Seller shall not issue any group communications to its employees and retirees without prior written consent of Buyer and shall direct its employees not to make any individual communications inconsistent with the group communications approved by Buyer.

6.6 Transaction Costs. Buyer shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 5.4) that it incurs in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including the HSR Act filing fee for the transactions contemplated hereby. Seller shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 4.3) that it or any Acquired Company incurs in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby (including all premiums and other costs associated with acquiring the Environmental Insurance Policy, such as application fees). Notwithstanding the foregoing and anything to the contrary contained in this Agreement, Buyer shall be responsible for and pay any transfer Taxes (including stock transfer, sales, use value-added, ad valorem and deed Taxes) and the fees and costs of recording or filing all applicable conveyancing instruments associated with the transactions contemplated by this Agreement (“Transfer Taxes”), except as provided in Section 2.1(b). Seller and Buyer shall cooperate in the preparation, execution and filing of all Tax Returns regarding any Transfer Taxes that become payable as a result of the transactions contemplated by this Agreement.

6.7 Retention of and Access to Records. From and after the Closing, Buyer shall preserve, in accordance with the normal document retention policy of the Business, all books and records transferred by Seller to Buyer pursuant to this Agreement. In addition to the foregoing, for a period of six years following the Closing, each party shall afford to the other party hereto, and its counsel, accountants and other authorized agents and Representatives, and their respective counsel, accountants and other authorized agents and Representatives, during normal business hours and upon the execution and delivery of a confidentiality and non-disclosure agreement in customary form and substance (which shall include appropriate exceptions for disclosure relating to Tax matters), reasonable access to the employees, books, records and other data relating to the Acquired Companies, the Business, the Assumed Liabilities and the Business Employees in its possession, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against any such party or person, or its affiliates, (b) for the preparation of Tax Returns and audits, and (c) for any other reasonable business purpose.

6.8 Notifications. Prior to the Closing, Seller will promptly deliver notice to Buyer in writing of any specific event or circumstance of which it has knowledge, or of which it receives notice, that (a) Seller believes has had a Business Material Adverse Effect or (b) would result in the conditions set forth in Section 8.2(a) or Section 8.2(b) not being satisfied or (c) a person is alleging that its consent is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect the remedies available hereunder to Buyer. Prior to the Closing, Buyer will promptly deliver notice to Seller in writing of any amendment or termination of the Financing Commitment Letter or any specific event or circumstance of which it has knowledge, or of which it receives notice, that (i) Buyer believes would materially impair or delay the consummation of the transactions contemplated hereby or (ii) would result in the conditions set forth in Section 8.3(a) or Section 8.3(b) not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect the remedies available hereunder to Seller.

6.9 Payments. From and after the Closing, if Seller or any of its Subsidiaries receive a payment of accounts receivable belonging to the Business, they will promptly turn such payment over to Buyer and if Buyer or any of its Subsidiaries receive a payment of accounts receivable belonging to the business of the Seller Entities, they will promptly turn such payment over to Seller.

6.10 Cooperation in Post-Closing Litigation. For a period of six (6) years following the Closing, each of Seller and Buyer will cooperate with the other in the investigation, defense or prosecution of any action, suit, inquiry, claim, investigation or proceeding which is pending, instituted or threatened either (a) against Buyer and which relates to or arises out of the Assumed Liabilities or (b) against Seller and which relates to or arises out of the Excluded Liabilities. The party seeking such cooperation will reimburse the party providing such cooperation for all reasonable expenses (including salaries of employees who are required to be absent from their employment or devote substantial amounts of time in satisfaction of the obligations set forth in this Section 6.10) incurred by the party providing such cooperation in connection with such cooperation.

6.11 Inter-company Liability. Prior to the Closing, Seller shall, and shall cause each of its affiliates (other than the Acquired Companies) to, cancel all Indebtedness, inter-company promissory notes or accounts payable owed by any Acquired Company to Seller or any of its affiliates, without any payment in respect thereof.

6.12 Non-Compete; Non-Solicit.

(a) For a period of four years after the Closing Date, Seller agrees that it shall not, and shall not permit any of its Subsidiaries to, engage in the business of publishing periodical print publications (including daily or weekly print publications) or electronic publishing (including Internet web sites or similar technology), if such business’ target audience is primarily in the Restricted Territory (it being understood and agreed that a business targeting an audience in the Restricted Territory that also includes significant target audiences outside of the Restricted Territory, so long as such business as a whole does not primarily target audiences in the Restricted Territory, shall not be subject to the prohibitions of this Section 6.12(a)). In accordance with the foregoing, for the avoidance of doubt, the businesses of Classified Ventures or CareerBuilder (as conducted on the date hereof) shall not be subject to the prohibitions of this Section 6.12(a).

(b) From the date hereof until the second anniversary of the Closing Date, Seller agrees that it shall not, and shall not permit any of the Seller Entities to, directly or indirectly, (i) hire for employment any individual set forth on Schedule 6.12(b) unless such individual has not been employed by an Acquired Company for at least six months at the time of such hiring or (ii) solicit for employment any employee of an Acquired Company, provided that the restrictions contained in this clause (ii) shall not apply to (A) any general solicitation not specifically directed at any employee of an Acquired Company or (B) any employee of an Acquired Company who seeks employment with a Seller Entity without any prior solicitation by any Seller Entity.

(c) Seller acknowledges that the terms of this Section 6.12 were negotiated in good faith by the parties hereto, are reasonable and necessary in light of Seller’s unique position, responsibility and knowledge of the operations of the Acquired Companies and the unfair advantage that such knowledge and expertise concerning the Business would afford a competitor of any Acquired Company, and are not more restrictive than necessary to protect the legitimate interests of the parties hereto. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.12 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. Seller acknowledges that Buyer and the Acquired Companies would be irreparably harmed by any breach of this Section by it and that there would be no adequate remedy at law or in damages to compensate such persons for any such breach. Seller agrees that Buyer and each Acquired Company shall be entitled to seek injunctive relief requiring specific performance by Seller of this Section.

6.13 Environmental Insurance Policy. On or prior to the Closing, Seller shall provide to Buyer a binder for, and evidence satisfactory to Buyer that Seller has paid in full the costs of, a Premises Pollution Liability II Insurance Policy from ACE through Illinois Union Insurance Company with substantially the following provisions, subject to such more favorable modifications as can be negotiated by Seller: (i) a ten (10) year term; (ii) policy limits of no less than $5,000,000 per incident and $10,000,000 in the aggregate; (iii) deductibles of no more than $100,000 per incident up to $500,000 in the aggregate subject to a continuing deductible thereafter of $50,000 per incident, and further subject to a separate $250,000 deductible for matters arising out of the existence of former dry wells at the Acquired Company Real Property located at 425 Portland Street Minneapolis, Minnesota; (iv) coverage for pre-existing pollution conditions with certain exclusions at any Acquired Company Real Property and for Liabilities arising out of the Brooklyn Park Site and the Oak Grove Sanitary Landfill identified in

Schedule 3.6(a) and (v) coverage for certain new pollution conditions first arising during a three (3) year period following the Closing Date (collectively, the “Environmental Insurance Policy”). Buyer and the Acquired Companies shall be the named insureds under the Environmental Insurance Policy and Seller shall be an additional insured. Buyer and Seller shall, and Buyer shall cause the Acquired Companies to, and Seller shall cause the Seller Entities to, comply with the terms and conditions of the Environmental Insurance Policy in all respects material to obtaining coverage under the Environmental Insurance Policy, including those relating to reporting, cooperation and defense of claims. Seller agrees that in connection with obtaining the insurance policy, it will provide all documentation relating to any known Environmental Liabilities to the insurer.

ARTICLE 7

EMPLOYMENT MATTERS

7.1 Employees. Acquired Employees of Seller and its Subsidiaries who remain employed after the Closing Date, other than Acquired Employees who are covered by a collective bargaining agreement (each a “Union Employee” and collectively, the “Union Employees”), shall be eligible to receive compensation and employee benefits under Buyer’s employee benefit plans (each a “Buyer Benefit Plan”) on the same basis as similarly situated active employees of Buyer and its subsidiaries; provided that nothing herein is intended to result in a duplication of benefits. In addition, each Business Employee will receive service credit for all periods of employment with Seller or Acquired Company or any of its subsidiaries or any predecessor thereof prior to the Closing Date for purposes of vesting, eligibility and for vacation, time off and severance benefit levels under any Buyer Benefit Plan in which such employee participates after the Closing Date, to the same extent and for the same purposes thereunder as such service was recognized under any analogous Seller Benefit Plan in effect immediately prior to the Closing Date.

7.2 Welfare Plans.

(a) Until December 31, 2007, Buyer covenants that it shall (a) assume, adopt and maintain the medical, dental, health, pharmaceutical, and vision Benefit Plans of the Acquired Company and its Subsidiaries, relating to the Business and listed in Section 7.2 of the Seller Disclosure Schedules (the “Scheduled Welfare Plans”) and, accordingly, shall thereby continue in full force and effect each Scheduled Welfare Plan subject to the terms and conditions thereof, to the extent such Scheduled Welfare Plan is offered as of the Closing Date to the Acquired Employees and their dependents; or (b) provide all Acquired Employees and their dependents, with coverage under one or more medical, dental, health, pharmaceutical, and vision benefit plans of Buyer (the “Successor Welfare Plans”), including without limitation health coverage (collectively, “Coverage”), which meets the following requirements as of the Closing Date: (A) the Coverage is substantially similar in the aggregate to the coverage provided under the Scheduled Welfare Plans, (B) service with Seller prior to the Closing Date shall be credited against all service and waiting period requirements under the Successor Welfare Plans, (C) the Successor Welfare Plans shall not provide any pre-existing condition exclusions and actively-at-work requirements (except to the extent such exclusions or requirements were applicable under the corresponding Scheduled Welfare Plan or otherwise required by the Successor Welfare Plan), and (D) the deductibles and/or co-payments in effect under the Successor Welfare Plans shall be reduced by any deductibles and/or co-payments paid by such employee and/or his or her covered dependents under the Scheduled Welfare Plans for the plan year in which the Closing Date occurs. Except as provided herein, nothing in this Agreement shall limit the rights of Buyer to amend, modify or terminate any particular plan or program.

(b) Buyer agrees that any workers’ compensation benefits for Acquired Employees shall be the sole obligation of Buyer and not Seller (whether related to claims incurred before, on or after the Closing Date), to the extent Buyer acquires the underlying insurance policies.

(c) Until December 31, 2007, Buyer shall provide any Acquired Employee participating in Seller’s health care reimbursement and dependent care assistance Benefit Plans with a health care reimbursement and dependent care assistance benefit plan of Buyer that is substantially identical to the coverage provided under the Seller’s Benefit Plan or allow Acquired Employees to enroll in Buyer’s health care reimbursement and dependent care assistance plans. Promptly after the Closing Date, Seller shall transfer and Buyer shall accept the health care reimbursement and dependent care assistance account elections, liabilities and accounts (maintained pursuant to IRC Sections 105 and 129) of the Acquired Employees under Seller’s Benefit Plan. Promptly after the Closing Date, Seller shall cause to be transferred to Buyer the aggregate net cash amount (determined immediately prior to the Closing) for contributions paid (but not yet reimbursed) by or on behalf of the Acquired Employees under Seller’s Benefit Plan.

7.3 Severance, Stay Bonus, Bonus and Incentive Plans. Until December 31, 2007, Buyer shall provide any Acquired Employee whose employment is terminated by Buyer, with severance payments and benefits, which are no less favorable than the severance pay and benefits such employee would have received had he or she terminated employment with Seller on the Closing Date, as set forth in Section 7.3 of the Seller Disclosure Schedules. In addition, Buyer assumes full responsibility to provide any severance or termination pay benefits that may be required to be provided under the collective bargaining agreements set forth in Section 3.11 of the Seller Disclosure Schedules. Seller shall retain 100% of any liability for any stay bonuses as set forth in Section 7.3 of the Seller Disclosure Schedules actually paid to Acquired Employees in accordance with the terms of such program as in effect immediately prior to the Closing Date. Buyer shall provide incentive plans, including target incentive levels which are no less favorable than the incentive plans and target incentive levels in place immediately prior to the Closing Date until December 31, 2007, provided however, that nothing in the foregoing shall prevent Buyer from revising the performance goals, whether company or individual goals, during such 2007 plan year.

7.4 Employee Stock Purchase Plans. Prior to the Closing Date, Seller shall take all actions as may be necessary, including providing notice to plan participants and adoption of any plan amendments, that may be necessary to freeze Acquired Employee’s participation in, and purchases under, the Sellers Employee Stock Purchase Plan (the “Seller Purchase Plan”) and to cause all Acquired Employees’ rights to terminate on or prior to the Business Day immediately preceding the Closing Date, and on such date all accumulated payroll deductions allocated to each Acquired Employee’s account under the Seller Purchase Plan shall thereupon be returned to each participant as provided by the terms of the Seller Purchase Plan.

7.5 Pension Plans. Effective as of the Closing Date, Buyer shall assume (and does hereby assume), shall be responsible for, covenants to pay or otherwise discharge all liabilities and obligations of Seller or any of its Subsidiaries, and shall indemnify and hold harmless, Seller against any liability, claim or obligation (including reasonable attorney’s fees) relating to or arising out of Acquired Company Retirement Plan A and Acquired Company Retirement Plan G and such plans’ respective trusts, as set forth on Schedule 7.5 of the Seller Disclosure Schedules. With respect to the Acquired Employees who participate in Seller Retirement Plan O, Seller will transfer all assets and liabilities in respect of such employees as of December 31, 2006, on the terms set forth on Section 7.5 of the Disclosure Schedules, into a newly established pension plan and trust, which provides for retirement benefits on terms and conditions that are substantially similar to Seller Retirement Plan O (“New Pension Plan”), with a transfer of assets no less than indicated on Section 7.5 of the Seller Disclosure Schedules; provided, however, if between the date hereof and December 31, 2006, the assets are reduced as a result of capital market conditions below the assets as set forth in Seller’s Disclosure Schedule 7.5, the assets transferred to the New Pension Plan will be determined utilizing the standard ERISA Section 4044 “safe harbor” plan termination liability calculation methodology and assumptions as applied in the calculation of amounts set forth in Section 7.5 of Seller’s Disclosure Schedule. Buyer will assume all liability and obligation of Seller under the New Pension Plan for the Acquired Employees after the Closing Date. Buyer shall credit the service of each Acquired Employee who participates in the New Pension Plan, except Buyer maintains full authority to amend future benefit accruals thereunder.

7.6 Savings Plans. Buyer hereby agrees that Buyer shall, or shall cause the Acquired Company to, continue to maintain the Seller Benefit Plans that are intended to qualify as a “cash or deferred arrangement” under Section 401(k) of the IRC (the “Seller Savings Plans”) that relate to the Business. In the case of Union Employees, Buyer will make or cause the applicable Acquired Company to make all required contributions under Buyer’s savings plan(s) and to take such other required actions, if any, as required under any applicable collective bargaining agreement.

7.7 Post-Retirement Benefit Liabilities. Effective as of the Closing Date, Buyer shall assume (and does hereby assume), shall be responsible for, covenants to pay or otherwise discharge, and shall indemnify and hold harmless, Seller against any liability, claim or obligation relating to or arising out of the Seller Benefit Plans that provide for post-retirement medical and life insurance benefits for Acquired Employees that primarily relate to the Business. Notwithstanding the foregoing, nothing in this Agreement shall limit the rights of Buyer to amend, modify or terminate the terms of such benefits.

7.8 Seller Retention of Liabilities.

Seller shall retain the following Liabilities:

(a) any liabilities under the Seller Supplemental Executive Retirement Plan or any other supplemental retirement plan sponsored by Seller and not sponsored by the Acquired Companies, which will become vested as of the Closing Date, and the Seller Long Term Incentive Plan (it being understood and agreed that Buyer shall retain and be responsible for any non-qualified deferred compensation plan maintained by any Acquired Company for the benefit of any Business Employees),

(b) any claims incurred under Seller’s welfare plans (or workers compensation claims) prior to or on the Closing Date not covered by a Benefit Plan that will transfer to Buyer on or prior to the Closing Date (or in the case of workers compensation, if Buyer does not acquire the underlying insurance policy),

(c) any long-term disability benefits payable to employees who are on leave as of the Closing Date, including anyone whose incidence of disability occurs prior to the Closing Date, to the extent such claims are covered by a Benefit Plan that does not transfer to Buyer on or prior to the Closing Date; and

(d) any Liabilities arising on or prior to the Closing Date under any multiemployer plan as defined in Section 3(37) of ERISA in which Business Employees participate, including any withdrawal or contribution liabilities or otherwise (it being understood and agreed that Buyer shall retain and be responsible for any Liabilities, including withdrawal or contribution liabilities, arising after the Closing Date under any multiemployer plan in which Business Employees participate).

7.9 Long Term Disability. Subject to Section 7.8(c), effective as of the Closing Date, Buyer shall assume (and does hereby assume), shall be responsible for, covenants to pay or otherwise discharge, and shall indemnify and hold harmless, Seller against any liability, claim or obligation (including reasonable attorney’s fees) relating to or arising out of the Seller Benefit Plans that provide for long term disability benefits for Acquired Employees that relate to the Business, to the extent Buyer acquires the underlying insurance policies.

7.10 Life Insurance. Effective as of the Closing Date, Buyer shall assume (and does hereby assume), shall be responsible for, covenants to pay or otherwise discharge, and shall indemnify and hold harmless, Seller against any liability, claim or obligation (including reasonable attorney’s fees) relating to or arising out of the Seller Benefit Plans that provide for life insurance benefits for Acquired Employees that relate to the Business, to the extent Buyer acquires the underlying insurance policies.

7.11 Vacation. Except as may otherwise be required by law, effective as of the Closing Date, Buyer shall assume Seller’s liability for all accrued, but unpaid vacation time of Acquired Employees to the extent such liability is not already a liability of an Acquired Company.

7.12 Collective Bargaining Agreements. The collective bargaining agreements, and any requirements, obligations and liabilities thereunder, covering Acquired Employees shall be assumed by the Buyer. Seller has made available to Buyer a complete and correct copy of each such collective bargaining agreements. Buyer agrees that Buyer shall be responsible for, covenants to pay or otherwise discharge, and shall indemnify and hold harmless, Seller against any liability, claim or obligation (including reasonable attorney’s fees) resulting from Buyer’s failure to provide compensation or benefits following the Closing Date that are required to be provided under the collective bargaining agreements set forth in Section 3.11 of the Seller Disclosure Schedules.

7.13 WARN Act. Buyer and Seller shall cooperate with each to provide any notice required under the WARN Act or similar local laws, and Buyer shall provide Seller with all information required to issue such notices required prior to the Closing.

7.14 Cooperation. Upon request, Seller shall provide Buyer, and Buyer shall provide Seller, such documents, data and information as may reasonably be necessary to implement the provisions of this Article 7 and to administer their respective benefit plans.

7.15 Post-Closing Date Participation. Seller acknowledges that, unless otherwise provided by the Transition Services Agreement, as of the Closing Date, Acquired Employees shall no longer be eligible to actively participate in the Benefit Plans listed on Section 7.15 of the Seller Disclosure Schedules except to the extent required by Law or until such time (following the Closing) as an Acquired Employee becomes an employee of Seller. Nothing in this Section 7.15 shall otherwise affect or reduce the accrued benefits as of the Closing Date of Acquired Employees under such Benefit Plans.

7.16 General. Nothing in this Article 7 or elsewhere in this Agreement shall be construed as (a) conferring any legal rights upon any Acquired Employee for continuation of employment by Buyer or its affiliates, (b) requiring Buyer to implement, or limiting the rights of Buyer to amend or discontinue, any fringe benefit plan, program or practice or any other employee benefit plan of any nature whatsoever, except as expressly provided otherwise in this Article 7 or (c) conferring upon any Acquired Employee any rights or remedies under this Agreement (including under this Article 7).

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS

8.1 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a) HSR Act. The waiting period (and each extension thereof, if any) under the HSR Act applicable to the transactions contemplated under this Agreement shall have terminated or expired.

(b) No Injunction. No temporary or permanent injunction or other order issued by any court of competent jurisdiction prohibiting consummation of the transactions contemplated under this Agreement shall be in effect.

(c) No Proceedings. At the Closing, there shall not be instituted or pending any action or proceeding in which any Governmental Entity of competent jurisdiction seeks to make any of the material transactions contemplated hereby illegal or otherwise restrain in any material respect or prohibit consummation of any of the material transactions contemplated hereby.

8.2 Conditions to Obligations of Buyer. Buyer’s obligation to purchase the Shares and, if applicable, the Seller Entities’ rights to the Transferred IP and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

(a) Accuracy of Representations. The representations and warranties of Seller set forth in Articles 3 and 4 of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (disregarding any qualifications therein related to materiality or “Business Material Adverse Effect”), except for such failures to be true and correct as would not have, in the aggregate, a Business Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth above) only as of such date or period, and Buyer shall have received a certificate to such effect, signed on behalf of Seller by its chief executive officer or its chief financial officer.

(b) Seller’s Performance. All of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects. Buyer shall have received a certificate to such effect, signed on behalf of Seller, by its chief executive officer or its chief financial officer.

(c) Business Material Adverse Effect. Since December 25, 2005, no change, occurrence or development shall have occurred and be continuing that constitutes a Business Material Adverse Effect.

(d) Financing. Funds in an amount at least equal to the amount contemplated pursuant to the Financing shall have been made available to Buyer on substantially the terms set forth in the Financing Commitment Letter or terms more favorable to Buyer.

8.3 Conditions to Obligations of Seller. The obligations of Seller to sell the Shares and to transfer the Seller Entities’ rights in the Transferred IP to Buyer or an Acquired Company and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

(a) Accuracy of Representations. The representations and warranties of Buyer set forth in Article 5 of this Agreement (i) which are qualified by the words “materially impair or delay the consummation of the transactions contemplated hereby” shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) which are not qualified by the words “materially impair or delay the consummation of the transactions contemplated hereby” shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not materially impair or delay the consummation of the transactions contemplated hereby; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) and (ii) as applicable) only as of such date or period, and Seller shall have received a certificate to such effect, signed on behalf of Buyer by an executive officer.

(b) Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects. Seller shall have received a certificate to such effect, signed on behalf of Buyer by an executive officer.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Seller and Buyer;

(b) by any of Seller or Buyer if any Governmental Entity shall have issued an order, decree or ruling permanently enjoining or prohibiting the consummation of the transactions contemplated under this Agreement and such order, decree or ruling shall have become final and nonappealable (but only if the party seeking to terminate pursuant to this clause (b) shall have used commercially reasonable efforts to oppose and remove such order, decree or ruling);

(c) by Seller or Buyer if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before March 30, 2007 (the “End Date”);

(d) by Seller, if Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 8.3(a) or 8.3(b) that cannot be cured by the End Date, provided Seller shall have given Buyer written notice, delivered at least thirty (30) days prior to such termination, notifying Buyer of such breach or failure to perform; and

(e) by Buyer, if Seller shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 8.2(a) or 8.2(b) that cannot be cured by the End Date, provided Buyer shall have given Seller written notice, delivered at least thirty (30) days prior to such termination, notifying Seller of such breach or failure to perform.

9.2 Effect of Termination. If this Agreement is terminated under Section 9.1, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Seller or Buyer, other than the provisions of Section 4.3, Section 5.4, Section 6.2(b), this Section 9.2 and Article 11. Notwithstanding the foregoing, nothing in this Section 9.2 shall relieve Buyer or Seller for any willful breach of such party’s representations, warranties, covenants or agreements in this Agreement.

ARTICLE 10

INDEMNIFICATION; REMEDIES

10.1 Survival. All representations and warranties contained herein or in any Ancillary Agreements, and all representations and warranties contained in the certificates delivered pursuant to this Agreement or any Ancillary Agreement shall survive the Closing through 5:00 p.m., California time, on the fifteen month anniversary of the Closing Date (the “Survival Period”). Notwithstanding the preceding sentence, any breach of representation or warranty, in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if proper notice pursuant to

Section 10.4 hereof of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

10.2 Indemnification by Buyer. Subject to Sections 10.1 and 10.6, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller and its affiliates and their respective stockholders, officers, directors, employees, affiliates, agents and Representatives (collectively, the “Seller Indemnified Parties”), from and against all judgments, settlements, demands, claims, actions or causes of action, deficiencies, assessments, Liabilities, losses, damages (whether direct or indirect, incidental or consequential), interest, fines, penalties, costs and expenses (including reasonable legal, accounting and other costs and expenses incurred in connection with investigating, defending, settling or satisfying any and all such demands, claims, actions or causes of action (collectively, “Losses”) arising out of, resulting from, related to or associated with (i) any and all of the Assumed Liabilities, (ii) the breach of any of the representations and warranties of Buyer contained in this Agreement or the Buyer Closing Certificates and (iii) the breach of any covenant or other agreement on the part of Buyer under this Agreement.

10.3 Indemnification by Seller. Subject to Sections 10.1 and 10.6, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its affiliates and their respective stockholders, officers, directors, employees, affiliates, agents and representatives (collectively, the “Buyer Indemnified Parties”), from and against all Losses arising out of, resulting from, related to or associated with (i) any and all of the Excluded Liabilities, (ii) the breach of any of the representations and warranties of Seller contained in this Agreement or the Seller Closing Certificates, (excluding the representations contained in Section 3.6 hereof), (iii) the breach of any covenant or other agreement on the part of Seller under this Agreement and (iv) any and all Seller Indemnified Environmental Liabilities, subject to the terms of Section 10.5(c) below (other than Asbestos Disposal Costs), and 85% of any and all Asbestos Disposal Costs.

10.4 Notice of Claims. Each party entitled to indemnification under this Article 10 (the “Indemnified Party”) shall give notice to the party required to provide such indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claims as to which indemnity is sought (stating in reasonable detail the basis of the claim for indemnification and the section or sections of this Agreement providing for such indemnification), provided, however, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article 10 except to the extent that the Indemnifying Party has been adversely affected by such failure.

10.5 Procedure for Indemnification — Third Party Claims.

(a) Promptly after receipt by an Indemnified Party of notice of the commencement of any Proceeding against it, such Indemnified Party will, if a claim in connection therewith is to be made against an Indemnifying Party under Section 10.2 or Section 10.3 hereof, as the case may be, give notice (in addition to the notice required by Section 10.4 hereof) to the Indemnifying Party of the commencement of such claim, but the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnified Party’s failure to give such notice.

(b) If any Proceeding referred to in Section 10.5(a) is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Proceeding, the Indemnifying Party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (x) the Indemnifying Party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, (y) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding or (z) the Proceeding relates to or arises out of a Seller Indemnified Environmental Liability and could reasonably be expected to materially affect the business operations of Buyer or the Acquired Companies or result in Remediation in, on, or about any Acquired Company Real Property then owned or leased by an Acquired Company), to assume the defense of such Proceeding with counsel satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Proceeding, the Indemnifying Party will not, as long as it actively and diligently conducts such defense, be liable to the Indemnified Party under this Article 10 for any fees of other counsel or any other expenses with respect to the defense of such proceeding, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification, subject to the limitations set forth in Section 10.6, (ii) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (iii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its consent. The Indemnified Party will not unreasonably withhold, delay or condition its consent to the settlement or compromise of a proceeding being defended by the Indemnifying Party pursuant to the foregoing if the sole relief provided thereby is monetary damages. If notice is given to an Indemnifying Party of the commencement of any Proceeding and the Indemnifying Party does not, within thirty (30) days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Proceeding, the Indemnifying Party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Indemnified Party of such Proceeding, in each case, with the consent of the Indemnifying Party (not to be unreasonably withheld, delayed or conditioned if the sole relief provided thereby is monetary damages). Each party hereto shall furnish such information regarding itself or the claim in question as the other party may reasonably request in writing and shall otherwise cooperate with the other party to such extent as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

(c) In the event an Indemnified Party makes a claim for indemnification under this Agreement for Losses that may also be covered by the Environmental Insurance Policy, the Indemnified Party agrees to also submit a claim for such Losses under the Insurance Policy. To the extent an Indemnified Party is reimbursed for any such Losses under the Insurance Policy, Seller’s indemnification obligations hereunder for such Losses shall be reduced by the amount recovered by such Indemnified Party, and Seller shall not be obligated to provide any indemnity hereunder while any claim on the Environmental Insurance Policy reasonably and diligently being pursued by Buyer or Seller is pending. Buyer and Seller acknowledge that the Environmental Insurance Policy contains its own procedures for notice, cooperation and defense of claims and that to the extent any of the provisions of Sections 10.4 and 10.5 conflict with the provisions of the Environmental Insurance Policy with respect to any claim that is submitted pursuant to such policy, the terms and conditions of the Environmental Insurance Policy shall prevail, provided, however, the terms of the Environmental Insurance Policy shall in no way limit or restrict the terms of Section 10.3(iv) hereof.

10.6 Limitations on Indemnification.

(a) An Indemnifying Party shall not have any liability under Section 10.2(ii), Section 10.2(iii), Section 10.3(ii), Section 10.3(iii) or 10.3(iv) (except with regard to Buyer’s obligations to pay the Purchase Price, any Asbestos Disposal Costs and breaches of any post-closing covenants of the parties contained herein) unless the aggregate amount of Losses incurred by the Indemnified Party (including the costs of any deductibles incurred by Buyer pursuant to the Environmental Insurance Policy, and after Buyer has incurred $500,000 of Asbestos Disposal Costs (based on its share of 15% of all Asbestos Disposal Costs), all remaining Asbestos Disposal Costs incurred by Buyer (based on its share of 15% of all Asbestos Disposal Costs)) and indemnifiable thereunder exceeds $5,000,000 (the “Basket”) and, in any event (except with regard to Buyer’s obligations to pay the Purchase Price, Buyer’s share of any Asbestos Disposal Costs and any post-closing covenants of the parties contained herein), only the aggregate amount of such Losses in excess of the Basket shall be indemnifiable hereunder.

(b) An Indemnifying Party shall not have any liability under Section 10.2(ii), Section 10.2(iii), Section 10.3(ii), Section 10.3(iii) or 10.3(iv) (except with regard to Buyer’s obligations to pay the Purchase Price, any Asbestos Disposal Costs and breaches of any post-closing covenants of the parties contained herein), with regard to any matter or event unless the amount of Losses incurred by the Indemnified Parties (including the costs of deductibles incurred pursuant to the Environmental Insurance Policy) and indemnifiable thereunder arising out of, resulting from, related to or associated with such matter or event exceeds $100,000. For purposes of this Section 10.6(b), issues arising from a common nucleus of operative facts will be considered a single matter or event, including without limitation any soil or groundwater contamination on, under, or migrating to or from contiguous properties.

(c) Neither Seller nor Buyer shall be required to indemnify any person under Section 10.2(ii), Section 10.2(iii), Section 10.3(ii), Section 10.3(iii) or 10.3(iv) (except with regard to Buyer’s obligations to pay the Purchase Price and breaches of any post-closing obligations of the parties contained herein) for an aggregate amount of Losses exceeding Sixty Six Million Two Hundred and Fifty Thousand Dollars ($66,250,000) (the “Cap”), provided that Losses arising out of or relating to any claims for indemnification under Section 10.3 (iv) that are delivered to the Indemnifying Party in accordance with Section 10.4 prior to December 31, 2007 shall not be subject to the Cap.

(d) An Indemnifying Party shall not have any liability under Section 10.2(ii), Section 10.2(iii), Section 10.3(ii) or Section 10.3(iii) (except with regard to Buyer’s obligations to pay the Purchase Price) for any Losses unless an Indemnified Party shall have delivered to the Indemnifying Party a claim in accordance with Section 10.4 identifying such Losses (and stating in reasonable detail the basis of the claim for indemnification and the Section or Sections of this Agreement providing for such indemnification with regard to such Losses) prior to the termination of the Survival Period.

(e) For purposes of indemnification under Section 10.2(ii), Section 10.2(iii), Section 10.3(ii) or Section 10.3(iii), qualifications in the representations, warranties, covenants and agreements contained in this Agreement as to “materiality” or “Business Material Adverse Effect” shall be given no effect in determining whether or not a breach of a representation, warranty, covenant or agreement in this Agreement has occurred or the amount of any Loss incurred as a result of such breach.

(f) No Loss arising from a liability reflected on the Statement of Working Capital (as adjusted pursuant to any disputes) shall be subject to indemnification pursuant to Section 10.3.

(g) Notwithstanding anything to the contrary contained herein, if any Buyer Indemnified Party is entitled to indemnification under Section 10.3(ii), 10.3(iii) or 10.3(iv), such Buyer Indemnified Party shall be entitled to such indemnification in accordance with this Article 10 notwithstanding its assumption of the Assumed Liabilities and obligations under Section 10.2(i) and notwithstanding anything to the contrary in any Ancillary Agreement; provided, however, in no event shall any Buyer Indemnified Party be entitled to any duplicative recovery for such items, pursuant to Section 10.3(i) or otherwise.

(h) Notwithstanding anything to the contrary contained herein, Seller shall not have any liability under Section 10.3(iv) following the tenth anniversary of the Closing Date unless Buyer shall have delivered to Seller a claim in accordance with Section 10.4 identifying such liability (and stating in reasonable detail the basis of the claim for indemnification and the Section or Sections of this Agreement providing for such indemnification with regard to such liability) prior to the tenth anniversary of the Closing Date.

(i) The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to Purchase Price unless otherwise required by applicable law.

(j) Notwithstanding anything to the contrary in this Agreement, with respect to Seller’s indemnification obligations set forth in Section 10.3(iv) hereof, (i) invasive onsite environmental procedures or other environmental assessment of any kind, including whether voluntary or required by Law or a Governmental Entity, are permitted with respect to any property and such performance or assessment shall not affect the indemnification provided in Section 10.3(iv) hereof, provided, however, that in no event shall any such invasive onsite environmental procedures or other environmental assessment voluntarily performed for the purpose of determining the presence or absence of Hazardous Substances (such as Phase II site assessments, asbestos surveys and the like) be considered a Seller’s Indemnified Environmental Liability hereunder; (ii) in the event that Remediation is required as a result of the discovery of Hazardous Substances that may be a Seller’s Indemnified Environmental Liability under this Agreement, Buyer and any applicable Acquired Company shall (or respectively shall cause or require any successor–in-interest to Buyer, any Acquired Company or Acquired Company Real Property to) (x) act in a commercially reasonable and cost-efficient manner (without limiting, in any material respect, the redevelopment of the relevant property), (y) provide Seller a reasonable opportunity to review and comment upon any scope of work for Remediation before submission to the relevant Governmental Entity for approval, and (iii) in no event shall Seller be required to pay, as part of Seller’s Indemnified Environmental Liabilities, any costs, damages or Liabilities arising out of (x) Remediation of groundwater from dewatering activities required as part of any future redevelopment of any Acquired Company Real Property owned by an Acquired Company, or (y) disposal of soil, in conjunction with any future redevelopment of any Acquired Company Real Property owned by an Acquired Company, impacted by any Release of Hazardous Substances in soil, except Seller shall be required to pay, as part of Seller’s Indemnified Environmental Liabilities, those costs, damages or Liabilities to the extent they exceed those which would otherwise be incurred (assuming disposal is cost-efficient as required by Section 10.6(j)(ii)(x) above) to dispose, in compliance with Environmental Laws applicable to the relevant disposal facility, of soils from such Acquired Company Real Property not otherwise impacted by such Hazardous Substances.

10.7 Exclusive Remedy. Subject to the applicability of Section 6.4, Section 6.6, Section 6.12 and Article 9, except for claims for fraud and except for covenants contained herein which by their terms are to be performed at or after the Closing, if the Closing occurs, the indemnification obligations under this Article 10 shall be the sole and the exclusive remedy of the parties hereto with respect to any breach of any representation, warranty, covenant or agreement under this Agreement by any party hereto or any certificate delivered in connection herewith, except that, subject to Article 9, nothing herein or in any such certificate shall be construed or interpreted as limiting or impairing the rights or remedies that the parties hereto may have at equity for injunctive relief or specific performance.

ARTICLE 11

GENERAL PROVISIONS

11.1 Notices. All notices, requests, claims and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or by overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party):

(a)	If to Seller, to

The McClatchy Company

2100 Q Street

Sacramento, California

Attention: Gary Pruitt

Telecopy:  (916) 326-5586

With a copy to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

Attention: Larry W. Sonsini, Esq.

    Katharine A. Martin, Esq.

Telecopy:  (650) 493-6811

(b)	If to Buyer, to:

Snowboard Acquisition Corporation

c/o Avista Capital Partners

65 East 55th Street

New York, New York 10022

Attention: OhSang Kwon

Telecopy:  (212) 593-6941

With a copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attention: Leonard Kreynin, Esq.

Telecopy:  (212) 450-3800

11.2 Certain Definitions. For purposes of this Agreement:

(a) References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or a Subsidiary of such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

(b) References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(c) References in this Agreement (except as specifically otherwise defined) to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(d) References in this Agreement to “knowledge” shall mean (i) with respect to Buyer, the knowledge of OhSang Kwon and Gregory Evans, after due inquiry, and (ii) with respect to Seller, the knowledge of the individuals listed on Section 11.3(d) of the Seller Disclosure Schedules, after due inquiry.

(e) References in this Agreement to “business day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York or California are authorized by law or executive order to be closed.

(f) References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

11.3 Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Disclosure Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

11.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

11.5 Entire Agreement; Third-Party Beneficiaries. This Agreement and the other agreements referred to herein constitute the entire agreement (and supersede each prior agreement and understanding, whether written or oral) among the parties regarding the subject matter of this Agreement. This Agreement is not intended to confer any rights or remedies on any person other than the parties hereto. The rights of Buyer Indemnified Parties and Seller Indemnified Parties under Article 10 may be asserted by Buyer and Seller, respectively.

11.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of any Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11.7 Assignment. Neither this Agreement nor any right, interest or obligation hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other party, provided that (i) prior to the Closing Date, Buyer may elect to have a Subsidiary that is directly or indirectly wholly-owned by Buyer acquire the Shares and, if applicable, the Seller Entities’ rights to the Transferred IP and assume the Assumed Liabilities, but in each case only if such Subsidiary becomes a party to this Agreement and agrees to be bound by the representations, warranties, covenants and obligations herein and Buyer guarantees such Subsidiary’s obligations herein and provided that no such election shall relieve Buyer of its obligations hereunder and (ii) following the Closing, Buyer may assign its rights and obligations hereunder to (x) any transferee of that part of the Business to which such rights relate (so long as the liabilities or obligations related thereto are transferred therewith), provided that any indemnification rights so assigned shall be subject to the limitations set forth in this Agreement with respect to such rights and provided, further, that such assignment shall not relieve Buyer of its obligations hereunder and (y) as a collateral for security interests granted by Buyer with respect to the Financing and provided further that any assignment of all or any portion of Buyer’s rights under Section 10.3(iv) hereof to any buyer of an Acquired Company Real Property shall be undertaken, to the extent reasonably practicable, in a manner that does not jeopardize the coverage of Seller under the Environmental Insurance Policy and if such policy coverage is jeopardized, Buyer and Seller shall use commercially reasonable efforts to give the buyer of any Acquired Company Real Property the benefit of the indemnity contained in Section 10.3(iv) through some other means. Subject to the preceding sentence of this Section 11.7, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective legal successors and permitted assigns.

11.8 Nondisclosure. Except as may be required by applicable Law or the requirements of the New York Stock Exchange, for a period of three (3) years following the Closing, Seller will (and will cause its Subsidiaries to) take commercially reasonable steps comparable to those steps Seller takes with regard to its own similar confidential information to protect the confidentiality of all confidential information related to the Business in the possession of the Seller Entities (other than information which is or becomes known to the public other than through a breach of this Section 11.8 by Seller).

11.9 Amendments; Waiver. This Agreement may not be amended or modified except by written agreement of the parties hereto. No breach of any covenant, agreement, representation or warranty made herein shall be deemed waived unless expressly waived in writing by the party who might assert such breach.

11.10 Enforcement. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms or were otherwise breached. Each party shall be entitled to injunctive relief to prevent any breach of this Agreement and to enforce this Agreement specifically in any court of the State of Delaware or any court of the United States located in the State of Delaware (in addition to any other remedy to which such party is entitled at law or in equity). In addition, each party hereby:

(a) submits itself to the personal jurisdiction of (i) the courts of the State of Delaware; and (ii) the United States District Court for the District of Delaware with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute;

(b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and

(c) agrees that it will not bring any action relating to this Agreement (or any transactions contemplated by this Agreement) in any court other than such courts referred to above.

11.11 Severability. Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been included herein.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THE MCCLATCHY COMPANY

By:	/s/ Gary Pruitt
Name:	Gary Pruitt
Title:	Chairman, President and CEO

SNOWBOARD ACQUISITION CORPORATION

By:	/s/ OhSang Kwon
Name:	OhSang Kwon
Title:	President

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